   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1997.

                                                      REGISTRATION NO. 333-18225
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          CAMBRIDGE NEUROSCIENCE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          13-3319074
           (STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
         OF INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

ONE KENDALL SQUARE, BUILDING 700, CAMBRIDGE, MASSACHUSETTS 02139 (617) 225-0600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 ELKAN R. GAMZU
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CAMBRIDGE NEUROSCIENCE, INC.
                        ONE KENDALL SQUARE, BUILDING 700
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 225-0600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

              WILLIAM T. WHELAN, ESQ.                             LESLIE E. DAVIS, ESQ.
                PALMER & DODGE LLP                           TESTA, HURWITZ & THIBEAULT, LLP
                 ONE BEACON STREET                                  HIGH STREET TOWER
            BOSTON, MASSACHUSETTS 02108                              125 HIGH STREET
                  (617) 573-0100                               BOSTON, MASSACHUSETTS 02110
                                                                     (617) 248-7000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 29, 1997


                         [CAMBRIDGE NEUROSCIENCE LOGO]

                                2,000,000 SHARES

                                  COMMON STOCK


     All of the 2,000,000 shares of Common Stock being offered hereby are being issued and sold by Cambridge NeuroScience, Inc. ("Cambridge NeuroScience" or the "Company"). On January 28, 1997, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $12.125 per share. See "Price Range of Common Stock." The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "CNSI".


                           ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                           ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.


=================================================================================================
                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC             COMMISSIONS          COMPANY(1)
-------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
-------------------------------------------------------------------------------------------------
Total (2).........................           $                   $                    $
=================================================================================================

(1) Before deducting expenses payable by the Company estimated at $400,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and
    Proceeds to Company will be $          , $       and $          ,
    respectively.

                            ------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens &
Company"), San Francisco, California on or about             , 1997.

ROBERTSON, STEPHENS & COMPANY                           PAINEWEBBER INCORPORATED

               The date of this Prospectus is             , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). All such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 90 Devonshire Street, Suite 700, Boston, Massachusetts 02109, 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its public reference facilities at Boston, Massachusetts, New York, New York and Chicago, Illinois at prescribed rates. In addition, the aforementioned materials may also be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World-Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, filed with the Commission under the Exchange Act, are hereby incorporated by reference into this Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;


          3. The Company's Current Reports on Form 8-K dated January 26, 1996, February 7, 1996, March 6, 1996, March 14, 1996, March 28, 1996,
             July 16, 1996, August 19, 1996, as amended by Amendment No. 1 thereto on Form 8-K/A filed on January 29, 1997, August 22, 1996, November 21, 1996 and December 23, 1996, as amended by Amendment No. 1 thereto on Form 8-K/A filed on January 29, 1997; and


          4. The description of the Company's Common Stock contained in the Registration Statement on Form 8-A, as filed with the Commission on April 23, 1991, including any amendment or report filed for the purpose of updating such description.


     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Cambridge NeuroScience hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this Prospectus and deemed to be part hereof, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. These documents are available upon request from Harry W. Wilcox, III, Chief Financial Officer, Cambridge NeuroScience, Inc., One Kendall Square, Building 700, Cambridge, Massachusetts 02139 (telephone: (617) 225-0600).
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO OR FROM ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Summary...............................................................................    4
Risk Factors..........................................................................    6
Use of Proceeds.......................................................................   16
Dividend Policy.......................................................................   16
Price Range of Common Stock...........................................................   17
Capitalization........................................................................   18
Dilution..............................................................................   19
Selected Consolidated Financial Data..................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   21
Business..............................................................................   25
Management............................................................................   40
Principal Stockholders................................................................   43
Description of Capital Stock..........................................................   45
Underwriting..........................................................................   47
Legal Matters.........................................................................   48
Experts...............................................................................   48
Additional Information................................................................   48
Index to Consolidated Financial Statements............................................  F-1

                            ------------------------

     CERESTAT(R) is a registered trademark of the Company assigned to Boehringer Ingelheim International GmbH ("BI") under the terms of a collaborative arrangement between the Company and BI. This Prospectus also contains trademarks other than those of the Company.

                                    SUMMARY

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

     Cambridge NeuroScience is a leading neuroscience company engaged in the development of proprietary pharmaceuticals to treat severe disorders of, or injuries to, the nervous system. The Company's product candidates and programs include (i) ion-channel blockers for the treatment and prevention of brain damage resulting from traumatic brain injury ("TBI"), stroke and surgery, as well as for the treatment of certain forms of neuropathic pain, and (ii) growth factors for the treatment of multiple sclerosis ("MS") and peripheral neuropathies. CERESTAT[R], the Company's most advanced product candidate, is a small molecule ion-channel blocker currently in Phase III clinical trials for the treatment of both TBI and stroke.

     Each year, approximately 500,000 individuals in the United States suffer severe injuries to the head and spine and there are an additional 500,000 incidents of stroke. CERESTAT was effective in limiting brain damage in animal models of stroke and has been evaluated in over 350 patients in a number of Phase II clinical trials. To date, over 500 individuals have been treated with CERESTAT and the drug has been found to be well tolerated in patients at dose levels that the Company believes will be therapeutically active. The Phase III clinical trials of CERESTAT are being managed by the Company and its collaborative partner, Boehringer Ingelheim International GmbH ("BI"). The Company is also developing other ion-channel blockers, including CNS 5161, for the treatment of neuropathic pain, brain damage frequently associated with cardiac surgery, migraine and epilepsy.

     The Company's second principal drug program is focused on the development of recombinant human Glial Growth Factor 2 ("rhGGF2") for the treatment of MS. MS is a disease of the central nervous system that is characterized by chronic inflammation and demyelination at multiple sites in the brain and spinal cord. Approximately 350,000 people in the United States suffer from MS. In preclinical studies, rhGGF2 has been shown in an animal model of MS to reduce the number of relapses per animal. Cambridge NeuroScience is also investigating the potential use of rhGGF2 as a treatment for additional neurological disorders, including peripheral neuropathies and other degenerative diseases of the nervous system. Peripheral neuropathies comprise a collection of disorders that are characterized by the degeneration of sensory and/or motor nerves. More than one million people in the United States suffer from peripheral neuropathies, the majority of which are caused by diabetes and chemotherapy. In preclinical studies, rhGGF2 has been shown to prevent degeneration associated with peripheral neuropathies.

     The Company's strategy includes forming collaborations with pharmaceutical companies to assist in the development of its potential products, provide capital for such development and share development risk. In March 1995, the Company entered into a collaboration agreement with BI for the development and commercialization of CERESTAT. In November 1996, the Company entered into a collaboration agreement with an affiliate of Allergan Inc. ("Allergan") to develop N-methyl D-aspartate ("NMDA") ion-channel blockers, sodium ion-channel blockers and combination ion-channel blockers for the treatment of ophthalmic disorders, including glaucoma.

     Cambridge NeuroScience was incorporated in Delaware in 1985. The Company's headquarters and principal research facilities are located at One Kendall Square, Building 700, Cambridge, Massachusetts 02139, and its telephone number is (617) 225-0600.

-------------------------------------------------------------------------------
                                  THE OFFERING

Common Stock Offered by the Company........  2,000,000 shares
Common Stock Outstanding after the           17,009,846 shares(1)
  Offering.................................
Use of Proceeds............................  For funding of clinical trials and other research and development activities, and general corporate purposes.
                                             See "Use of Proceeds."
Nasdaq National Market Symbol..............  CNSI

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1994        1995         1996
                                                              --------     -------     --------
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $    299     $ 8,218     $  2,396
Operating expenses:
  Research and development..................................    12,722      13,850       13,978
  General and administrative................................     2,863       2,158        2,585
                                                              --------     --------    --------
     Total operating expenses...............................    15,585      16,008       16,563
                                                              --------     --------    --------
Loss from operations........................................   (15,286)     (7,790)     (14,167)
Interest income.............................................       401         736        1,178
                                                              --------     --------    --------
Net loss....................................................  $(14,885)    $(7,054)    $(12,989)
                                                              ========     ========    ========
Net loss per share..........................................  $  (1.46)    $ (0.59)    $  (0.93)
                                                              ========     ========    ========
Weighted average shares outstanding.........................    10,230      11,927       13,980

                                                                         DECEMBER 31, 1996
                                                                    ---------------------------
                                                                     ACTUAL      AS ADJUSTED(2)
                                                                    --------     --------------
BALANCE SHEET DATA:
Cash and cash equivalents.........................................  $ 26,664        $ 49,059
Total assets......................................................    29,220          51,615
Accumulated deficit...............................................   (89,644)        (89,644)
Stockholders' equity..............................................    19,647          42,042

---------------

(1) Based on shares outstanding as of December 31, 1996. Excludes outstanding options to purchase 1,493,953 shares of Common Stock at a weighted average exercise price of $6.92 per share.

(2) Adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $12.125 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

     Except as otherwise specified herein, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

     In addition to the other information included or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

     Before obtaining regulatory approvals for the commercial sale of any of its products under development, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale clinical trials, and there can be no assurance that clinical trials of the Company's product candidates will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are often conducted with patients that are critically ill. During the course of treatment, these patients can die or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested but which can nevertheless affect clinical trial results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. If the Company's lead compound, CERESTAT, is not shown to be safe and effective in clinical trials (including current Phase III clinical trials), the resulting delays in developing other compounds and conducting related preclinical testing and clinical trials would have a material adverse effect on the Company's business, financial condition and results of operations.

     The completion of clinical trials of the Company's product candidates may be delayed by many factors and there can be no assurance that delays or terminations will not occur. One such factor is the rate of enrollment of patients, which generally varies throughout the course of a clinical trial and which depends on the size of the patient population, the number of clinical trial sites, the proximity of patients to clinical trial sites, the eligibility criteria for the trial and the existence of competitive clinical trials. The Company cannot control the rate at which patients present themselves for enrollment, and there can be no assurance that the rate of patient enrollment will be consistent with the Company's expectations or be sufficient to enable clinical trials of the Company's product candidates to be completed in a timely manner. The Company is aware of several other companies that are currently conducting or preparing to conduct advanced clinical trials of products for the treatment of TBI and stroke. To date, the Company has experienced delays in the planned patient enrollment for its Phase III clinical trials of CERESTAT due, in part, to the existence of these competing trials. Any continued delays in patient enrollment may result in increased costs or regulatory filing delays, or both. Any significant delays in, or termination of, clinical trials of the Company's product candidates would have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Intense Competition and Risk of Technological Change."

     CERESTAT is being tested in Phase III clinical trials for the treatment of TBI and stroke. Currently, there are no NMDA ion-channel blockers approved by the U.S. Food and Drug Administration ("FDA") for these indications. Several large pharmaceutical companies have suspended or terminated clinical trials of drug candidates, including NMDA antagonists, for stroke and TBI indications due to lack of efficacy. The Company expects that it will be required to conduct an additional Phase III clinical trial for stroke in addition to the one that is currently underway. There can be no assurance that additional Phase III clinical trials will not be required for TBI or stroke. In addition, rhGGF2 is a glial growth factor, and there are no FDA-approved glial growth factors for the treatment of MS. There can be no assurance that significant effects on the outcome measures being used by the Company in clinical trials for CERESTAT or any of the Company's other product candidates will be acceptable to regulatory authorities, including the FDA, as the basis for marketing approval. In addition, clinical trials may be terminated at any time for safety reasons or if little or no efficacy is demonstrated on an interim basis.

     There can be no assurance that regulatory authorities will permit additional clinical trials for CERESTAT or clinical trials for the Company's other product candidates. Additional animal studies could be required to obtain additional saftey data prior to commencing clinical trials of NMDA ion-channel blockers for indications that are less life-threatening than TBI or stroke. If trials are conducted, there can be no assurance that any of the Company's product candidates will prove to be safe and efficacious or will receive regulatory approvals. See "Business--Product Candidates" and "--Government Regulation."

UNCERTAINTIES RELATED TO EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL UNCERTAINTIES

     All of the Company's product candidates are in the research or development stage, and all revenues to date have been generated from collaborative research agreements, government grants and financing activities, or from interest income earned on these funds. No revenues have been generated from product sales. There can be no assurance that product revenues can be realized on a timely basis, if ever.

     Cambridge NeuroScience has not yet requested or received regulatory approval for any product from the FDA or any other regulatory authority. There can be no assurance that Cambridge NeuroScience or its strategic partners will succeed in the development and marketing of any therapeutic product. To achieve profitable operations, the Company must, alone or with others, successfully identify, develop, introduce and market proprietary products. If potential products are identified, they will require significant additional investment, development, preclinical testing and clinical trials prior to potential regulatory approval and commercialization. The Company is devoting its efforts to the research and development of potential products based on NMDA ion-channel blockers and other technology platforms. Neither the Company, nor to its knowledge any other company, has successfully obtained marketing approval for a product based on NMDA ion-channel blockers to treat either TBI or stroke.

     The development of new pharmaceutical products is highly uncertain and subject to a number of significant risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may be found to be ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. CERESTAT has not been proven safe and effective in humans. There can be no assurance that the Company's product development efforts will be successfully completed, that required regulatory approvals can be obtained or that any products, if introduced, will be successfully marketed or achieve customer acceptance. Commercial availability of any Cambridge NeuroScience products, including CERESTAT, is not expected for a number of years, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Product Candidates."

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     As of December 31, 1996, the Company had an accumulated deficit of $89.6 million. The Company anticipates that it will incur substantial losses in the future, potentially greater than losses incurred in prior years. There can be no assurance that the Company's product candidates will be successfully developed or that its products, if successfully developed, will generate revenues sufficient to enable the Company to earn a profit. Cambridge NeuroScience expects to incur substantial additional operating expenses over the next several years as its research, development and clinical trial activities increase. To the extent that the Company is unable to obtain additional third-party funding for expenses, the Company expects that increased expenses will result in increased losses from operations. The Company's ability to achieve profitability depends in part on the ability of the Company to enter into agreements for the development and commercialization of the Company's products. There can be no assurance that Cambridge NeuroScience or its strategic partners will obtain required regulatory approvals and successfully identify, test, manufacture and market any product candidates, or that the Company will ever achieve product revenues or profitability. Cambridge NeuroScience does not expect to generate revenues from the sale of products, if any, for several years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON STRATEGIC ALLIANCES; POTENTIAL CONFLICTS OF INTEREST

     The Company's strategy for research, development and commercialization of its product candidates includes the establishment of various corporate collaborations, licensing agreements and other arrangements. In some cases, the Company will be dependent upon these outside parties to conduct preclinical testing and clinical trials and to provide adequate funding for the Company's development programs. The Company has entered into collaborative arrangements with BI for the development and commercialization of CERESTAT and with Allergan for the development of NMDA ion-channel blockers, sodium ion-channel blockers and combination ion-channel blockers for the treatment of ophthalmic diseases, including glaucoma. A substantial portion of the payments to be received by the Company from BI and Allergan are dependent on the Company achieving certain program development milestones. There can be no assurance that such milestones will be achieved on a timely basis, if ever. There can be no assurance that the Company will be able to maintain existing collaboration agreements, negotiate collaborative arrangements in the future on acceptable terms, if at all, or that any such collaborative arrangements will be successful. To the extent that the Company is not able to maintain or establish such arrangements, the Company would be required to undertake product development and commercialization activities at its own expense, which would increase the Company's capital requirements or require the Company to limit the scope of its development and commercialization activities. In addition, the Company may encounter significant delays in introducing its products into certain markets or find that the development, manufacture or sale of its products in such markets is adversely affected by the absence of such collaborative agreements. While the Company believes that BI, Allergan and other potential strategic partners will have an economic motivation to succeed in performing their obligations under collaboration arrangements with the Company, the amount and timing of funds and other resources to be devoted under such arrangements will be controlled by such other parties and would be subject to financial or other difficulties that may befall such other parties.

     The Company cannot control the amount and timing of resources which its strategic partners devote to the Company's programs or potential products, which may vary because of factors unrelated to the potential products. If any of the Company's strategic partners breach or terminate their agreements with the Company or otherwise fail to conduct their collaborative activities in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs may be delayed, and the Company will be required to devote additional resources to product development and commercialization or terminate certain development programs. Under the Company's collaboration agreement with BI, BI has certain termination rights including the right in its sole discretion to terminate its agreement upon 90 days written notice. Allergan may also terminate its agreement with the Company for breach and under certain other circumstances upon six months notice. The termination of the BI or Allergan agreement or of other collaborative arrangements which the Company may in the future enter into would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates or could require or result in litigation or arbitration, which would be time-consuming and expensive, and would have a material adverse effect on the Company's business, financial condition and results of operations.

     Cambridge NeuroScience's strategic partners may develop, either alone or with others, products that compete with the development and marketing of the Company's products. For example, the Company is aware that BI is engaged in advanced clinical trials of products for the treatment of stroke, including enlimomab and tPA, the latter in conjunction with Genentech, Inc. Competing products, either developed by the strategic partners or to which the strategic partners have rights, may result in the Company's partners withdrawing research, development or marketing support with respect to all or a portion of the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operation. See "Business--Strategic Alliances" and "--Competition."

NEED FOR FUTURE FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     Cambridge NeuroScience will require substantial additional funding in order to continue research, product development, preclinical testing and clinical trials of its product candidates. The Company will also require additional funding for operating expenses, the pursuit of regulatory approvals for its product candidates and to establish marketing and sales capabilities. The Company believes that its existing capital resources, including the proceeds of this offering and interest earned thereon, together with anticipated funding of estimated reimbursable costs pursuant to collaborative agreements, will be sufficient to support its current and planned operations at least through the next 18 months. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the size and complexity of these programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the establishment of additional collaborative arrangements, the cost of manufacturing arrangements, commercialization activities and the cost of product in-licensing and strategic acquisitions, if any. There can be no assurance that the Company's cash reserves and other liquid assets, including the net proceeds of this offering and funding that may be received from the Company's strategic partners and interest income earned thereon, will be adequate to satisfy its capital and operating requirements.

     Cambridge NeuroScience may seek additional funding through arrangements with strategic collaborators and through public or private sales of the Company's securities, including equity securities. There can be no assurance, however, that additional funding will be available on reasonable terms, if at all. Any additional equity financings would be dilutive to the Company's stockholders. If adequate funds are not available, Cambridge NeuroScience may be required to curtail significantly or terminate one or more of its research and development programs and/or obtain funds through arrangements with collaborative partners or others that may require Cambridge NeuroScience to relinquish rights to certain of its technologies or product candidates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

INTENSE COMPETITION AND RISK OF TECHNOLOGICAL CHANGE

     The fields in which Cambridge NeuroScience is involved are characterized by rapid technological progress. New developments are expected to continue at a rapid pace in both industry and academia. There are many companies, both public and private, including large pharmaceutical companies, chemical companies and specialized genetic engineering companies, engaged in developing products competitive with products under development by the Company. Many of these companies have greater capital, human resources and research and development, manufacturing and marketing experience than Cambridge NeuroScience. Such companies may succeed in developing products that are more effective or less costly than any that may be developed by Cambridge NeuroScience and may also prove to be more successful than Cambridge NeuroScience in production and marketing. Competition may increase further as a result of potential advances in the commercial applicability of biotechnology and greater availability of capital for investment in these fields. In addition, academic, government and industry-based research is intense, resulting in considerable competition in obtaining qualified research personnel, submitting patent filings for protection of intellectual property rights and establishing corporate strategic alliances. There can be no assurance that research, discoveries and commercial developments by others will not render any of the Company's programs or potential products noncompetitive.

     In July 1996, the FDA approved the use of tissue plasminogen activator ("tPA") for the treatment of patients who had suffered a stroke within the preceding three hours and for whom a CT scan showed no evidence of hemorrhage. The Company is aware of three therapeutics currently being marketed to treat MS, which are Betaseron[R] (Chiron Corporation/Schering AG), Avonex[R] (Biogen, Inc.) and Copaxone[R] (Teva Pharmaceutical Industries Ltd./Hoechst Marion Roussel Ltd.). In addition, a number of companies are developing other drugs to treat TBI and/or stroke. Competition for CERESTAT will come from other inhibitors of responses mediated via specific ion channels. In particular, Sandoz AG is preparing to conduct a Phase III clinical trial of D-CPPene, which is being developed for TBI only. Lubeluzole (Janssen

Pharmaceutica, N.V., a subsidiary of Johnson & Johnson), currently in Phase III clinical trials, is being developed for stroke. Fosphenytoin (Warner-Lambert Company), currently in Phase III clinical trials, and SNX-111 (Neurex Corporation), currently in Phase II clinical trials, are being developed for TBI. Citicoline[R] (Interneuron Pharmaceuticals, Inc.), currently in a Phase III clinical trial, and enlimomab (BI), currently in a Phase III clinical trial, are being developed for stroke. There can be no assurance that the introduction of these or other products that the Company is unaware of will not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company will, for the foreseeable future, rely on its strategic partners for certain preclinical evaluation and clinical development of its product candidates and manufacturing and marketing of any products. In addition, the Company relies on its strategic partners, in part, for support in its drug discovery operations. Generally, the Company's agreements with its strategic partners do not prohibit the strategic partners from engaging in competitive activities with the Company. The pharmaceutical companies with which the Company has collaborations are in some cases attempting to develop other products to treat diseases within the fields of the collaborations with the Company. Any product candidate of the Company, therefore, may be subject to competition with a potential product under development by the pharmaceutical company with which the Company is collaborating in connection with such product candidate.

     Biotechnology and related pharmaceutical technology have undergone rapid and significant change. The Company expects the technology associated with the Company's research and development will continue to develop rapidly, and the Company's future success will depend in large part on its ability to maintain a competitive position with respect to this technology. Rapid technological development by the Company or others may result in compounds, products or processes becoming obsolete before the Company recovers any expenses it incurs in connection with developing such products. See "Business--Competition."

PATENT AND LICENSE UNCERTAINTIES

     Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained as trade secrets, and to the extent that the Company diligently enforces its rights against infringement of its patent rights and against misappropriation of its trade secrets and proprietary information. The biotechnology and pharmaceutical industries place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes, and the Company's success will depend, in part, on its ability to obtain patent protection for its products and manufacturing processes, preserve its trade secrets and operate without infringing the proprietary rights of third parties. Some of the technology that may be used in the Company's products may not be covered by any patent or patent application. In instances where the Company's products are not covered by valid and enforceable patents, there can be no assurance that third parties will not be able to market similar or related products, nor can there be any assurance that patent or other proprietary rights held by the Company with respect to these products will afford commercially significant protection. In addition, there can be no assurance that confidentiality arrangements to which the Company is a party will be effective in protecting the Company's confidential information or trade secrets.

     There can be no assurance that any patent applications relating to the Company's products will be filed in the future or that any currently pending applications will issue on a timely basis, if ever. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. Even if patents are issued, the degree of protection afforded by such patents will depend upon the scope, validity and enforceability of the claims obtained in such patents and the Company's willingness and financial ability to enforce and/or defend them. The patent position of biotechnology and pharmaceutical firms is often highly uncertain and usually involves complex legal and factual questions. Moreover, no consistent policy has emerged in the United States and in many other countries regarding the breadth of claims allowed in biotechnology patents. The Company could incur substantial costs in defending itself in suits brought against it by others or in suits in which the Company may assert its patents against others. If the outcome of any such litigation is adverse to the Company, the

Company's business, financial condition and results of operations could be adversely affected. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company. Patents granted to the Company in certain foreign countries may be subject to opposition proceedings brought by third parties. The Company may incur substantial costs defending such proceedings. There can be no assurance that the Company would prevail in any such proceedings or that such proceedings would not result in a material adverse effect on the Company's business, financial condition or results of operations. In addition, patents blocking the Company's manufacture, use or sale of its products could be issued to third parties in the United States or foreign countries. The issuance of blocking patents or an adverse outcome in an interference or opposition proceeding, could subject the Company to significant liabilities to third parties and require the Company to license disputed rights from third parties or cease using the technology. There can be no assurance that such license would be available on commercially acceptable terms, if at all.

     There are patents held by third parties that relate to the manufacture, development and use of the Company's product candidates for which the Company has licenses. There can be no assurance that the Company will not in the future require licenses to additional patents, that such licenses will be available on commercially reasonable terms, if at all, that existing or future licenses will not be terminated or that any such termination or failure to obtain a license will not have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company is also aware of a third-party patent and pending patent applications in the United States and corresponding patent applications pending in some foreign countries that, if issued and valid, may be construed to cover aspects of the Company's rhGGF2 product candidates. There can be no assurance that the claims of the issued U.S. patents are not infringed, and that the claims of future patents issuing from the patent applications, if any, will not be infringed by the Company's proposed manufacture, use or sale of products based on the rhGGF2 technology. Furthermore, there can be no assurance that Cambridge NeuroScience would prevail in any legal action seeking damages or injunctive relief for infringement of the existing patent or any patent that might issue from such applications or that any license required under any such patent would be available or, if available, would be available on commercially reasonable terms. Failure to obtain a required license or to successfully establish non-infringement of, or the invalidity or unenforceability of, such third-party patents could preclude the manufacture, marketing, sale and use of the Company's products based on such rhGGF2 technology.

NO MANUFACTURING EXPERIENCE; RELIANCE ON THIRD-PARTY MANUFACTURING

     The Company has no experience in manufacturing products for commercial purposes and does not have manufacturing facilities. Consequently, the Company is dependent on contract manufacturers for the production of products for development and commercial purposes. In the event that the Company is unable to obtain or retain third-party manufacturing arrangements, it will not be able to commercialize its products as planned which would have a material adverse effect on the Company's business, financial condition and results of operations. The manufacture of the Company's products for clinical trials and commercial purposes is subject to current Good Manufacturing Practices ("GMP") regulations promulgated by the FDA. There can be no assurance that the Company will be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with GMP and other regulatory requirements. The Company does not intend to develop or acquire facilities for the manufacture of drug products for clinical trials or commercial purposes, and has been, and will remain, dependent on its strategic partners or third parties for the manufacture of product candidates for preclinical, clinical and commercial purposes.

     Under the terms of its collaboration agreement for CERESTAT with BI, the Company has retained worldwide manufacturing rights, subject to BI's option to acquire such rights in exchange for increased royalty payments. Although the Company has an agreement with a third-party manufacturer to provide quantities of CERESTAT sufficient to complete the development program for this product, the Company currently has no agreement for the manufacture of CERESTAT for commercial purposes. The Company's current dependence upon others for the manufacture of its products may adversely affect its profit margin, if any, on the sale of future products and the Company's ability to develop and deliver products on a timely and competitive basis. See "Business--Manufacturing."

UNCERTAINTIES RELATED TO MARKETING AND SALES

     Under its collaboration agreement for CERESTAT with BI, the Company has granted exclusive marketing rights to BI in Europe and other geographic regions in return for royalties on product sales. If BI terminates the agreement or fails to market CERESTAT successfully, the Company's business, financial condition and results of operations will be adversely affected.

     Under its agreement with BI, Cambridge NeuroScience has an option to co-promote CERESTAT in the United States. The Company has notified BI of its intent to exercise this option. Co-promotion of CERESTAT would require the Company to develop its own sales force to promote CERESTAT or make arrangements with a third party to do so. Cambridge NeuroScience currently has no experience in marketing or selling pharmaceutical products. In order to achieve commercial success for any approved product, Cambridge NeuroScience must either develop a marketing and sales force or, where appropriate or permissible, enter into arrangements with third parties to market and sell its products. There can be no assurance that Cambridge NeuroScience will successfully develop marketing and sales experience or that it will be able to enter into marketing and sales agreements with others on acceptable terms, if at all. If the Company develops its own marketing and sales capability, it will compete with other companies that currently have experienced and well funded marketing and sales operations. To the extent that the Company enters into co-promotion or other sales and marketing arrangements with other companies, any revenues to be received by Cambridge NeuroScience will be dependent on the efforts of others and there can be no assurance that their efforts will be successful. See "Business--Strategic Alliances" and "--Marketing and Sales."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     Prior to marketing, any product developed by the Company must undergo an extensive regulatory approval process. This regulatory process, which includes preclinical testing and clinical trials, and may include post-marketing surveillance, of each compound to establish its safety and efficacy can take many years and require the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon changes in FDA policy for drug approval during the period of product development and FDA regulatory review of each submitted new drug application ("NDA"). Similar delays may also be encountered in foreign countries. There can be no assurance that regulatory approval will be obtained for any products developed by the Company.

     Moreover, regulatory approval may entail limitations on the indicated uses of the drug. Further, even if regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product or manufacturer may have a material adverse effect on the Company's business, financial condition and results of operations, including withdrawal of the product from the market. Violations of regulatory requirements at any stage of the regulatory process may result in various adverse consequences, including the FDA's delay in approving or its refusal to approve a product, withdrawal of an approved product from the market and the imposition of criminal penalties against the manufacturer and NDA-holder. The Company has not had any product approved for commercialization in the United States or elsewhere. No assurance can be given that the Company will be able to obtain FDA approval for any products. Failure to obtain requisite regulatory approvals or failure to obtain approvals of the scope requested will delay or preclude the Company or its licensees or strategic partners from marketing the Company's products or limit the commercial use of the products and will have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT

     The Company's successful commercialization of its pharmaceutical products will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that any third-party insurance coverage will be available to patients for any products developed by the Company. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. In particular, the Company anticipates that a large percentage of patients who receive CERESTAT for the treatment of stroke will be covered by Medicare and be subject to limitations on reimbursement. If adequate coverage and reimbursement levels are not provided by government and third-party payors for the Company's products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's business may be materially adversely affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the United States has and will continue to put pressure on pharmaceutical pricing. Such initiatives and proposals, if adopted, could decrease the price that the Company receives for any products it may develop and sell in the future and thereby have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or initiatives have a material adverse effect on other pharmaceutical companies that are collaborators or prospective collaborators for certain of the Company's potential products, the Company's ability to commercialize its potential products may be adversely affected.

POTENTIAL PRODUCT LIABILITY; UNCERTAINTIES RELATED TO INSURANCE

     The use of any of the Company's potential products in clinical trials and the sale of any approved products, including the testing and commercialization of CERESTAT, may expose the Company to liability claims resulting from the use of products or product candidates. These claims might be made directly by consumers, pharmaceutical companies or others. The Company maintains product liability insurance coverage for claims arising from the use of its products in clinical trials in the amount of $5.0 million per occurrence and $5.0 million in aggregate. However, coverage is becoming increasingly expensive, and no assurance can be given that the Company will be able to maintain insurance at a reasonable cost or in sufficient amounts to protect the Company against losses due to liability that could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to obtain commercially reasonable product liability insurance for any product approved for marketing in the future or that insurance coverage and the resources of the Company would be sufficient to satisfy any liability resulting from product liability claims. A successful product liability claim or series of claims brought against the Company would have a material adverse effect on its business, financial condition and results of operations.

VOLATILITY OF COMMON STOCK PRICE

     The market prices for securities of biotechnology and pharmaceutical companies, including Cambridge NeuroScience, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new therapeutic products by the Company or others, clinical trial results, developments concerning agreements with collaborators, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by the Company or others, future sales of substantial amounts of Common Stock by existing stockholders and general market conditions can have an adverse effect on the market price of the Common Stock. The realization of any of the risks described in these "Risk Factors" could have a dramatic and adverse impact on market price. See "Price Range of Common Stock."

CONCENTRATION OF OWNERSHIP

     Directors and officers and stockholders affiliated with members of the Board of Directors of the Company beneficially own over 40% of the outstanding Common Stock and will beneficially own approximately 36% upon completion of this offering. These stockholders effectively would be able to control the election of the Company's Board of Directors and significantly influence corporate actions. See "Principal Stockholders."

DEPENDENCE ON QUALIFIED PERSONNEL

     Because of the specialized scientific nature of the Company's business, Cambridge NeuroScience is highly dependent upon its ability to continue to attract and retain qualified scientific and technical personnel. There is intense competition for qualified personnel in the areas of the Company's activities and there can be no assurance that Cambridge NeuroScience will be able to continue to attract and retain the qualified personnel necessary for the development of its business. Loss of the services of, or failure to recruit, key scientific and technical personnel would be significantly detrimental to the Company's product development programs and could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL ADVERSE EFFECTS OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial amount of Common Stock in the public market following this offering could adversely affect the market price of the Company's Common Stock. Upon completion of this offering, the Company will have 17,009,846 shares of Common Stock outstanding assuming no exercise of options outstanding as of December 31, 1996. As of December 31, 1996, 1,493,953 shares of Common Stock were issuable upon the exercise of outstanding stock options. Most of such shares will be freely tradeable upon issuance. Future sales of Common Stock by the Company or existing stockholders, or the perception that sales could occur, could adversely affect the market price of the Common Stock. The Company's officers and directors and certain significant stockholders, who together own or have the right to acquire an aggregate of 8,072,069 shares of Common Stock, have agreed not to sell or otherwise dispose of any shares of Common Stock owned by them prior to 90 days from the date of this Prospectus without the prior written consent of Robertson, Stephens & Company. Robertson, Stephens & Company may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements.

     Additional shares held by existing stockholders will become eligible for sale from time to time in the future. The holders of 5,962,689 shares of Common Stock are entitled to certain demand and/or piggyback registration rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). If such holders, by exercising their demand or piggyback rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to include in Company-initiated registrations shares of Common Stock held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Description of Capital Stock--Registration Rights" and "Underwriting."

ANTITAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation authorizes the Board of Directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock or rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of preferred stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay for shares and the Company's Common Stock. In addition, certain provisions of the Delaware corporate law may have the effect of deterring hostile takeovers or delaying or preventing changes in the control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market prices. See "Description of Capital Stock--Preferred Stock" and "--Delaware Takeover Statute."

DILUTION

     Investors purchasing shares of Common Stock in this offering will incur immediate and substantial dilution. Based on the net tangible book value of the Common Stock as of December 31, 1996, dilution in net tangible book value to investors purchasing shares of Common Stock in this offering would be $9.66 per share. In addition, investors purchasing shares of Common stock in this offering will incur additional dilution to the extent outstanding options are exercised. See "Dilution."

ABSENCE OF DIVIDENDS

     The Company has never declared nor paid cash dividends on any of its capital stock. The Company currently intends to retain its earnings for future growth and therefore does not anticipate paying cash dividends in the foreseeable future.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby will be approximately $22.4 million ($25.8 million if the Underwriters' over-allotment option is exercised in full), based on the assumed public offering price of $12.125, after underwriting discounts, commissions and estimated offering expenses.

     The Company estimates that the majority of the net proceeds of this offering will be used to fund the Company's clinical trials and other research and product development activities and the balance will be used for general corporate purposes. Such general corporate purposes may include acquisitions of other businesses, technologies or products complementary to those of the Company, although the Company currently has no agreements or commitments in this regard. In conjunction with the collaboration with BI, the Company may co-promote CERESTAT in the United States, and some of the proceeds may be used to that end. The amounts and timing of the Company's actual expenditures will depend upon a number of factors, including the scope and results of preclinical studies and clinical trials, the progress of other research and development activities, the cost, timing and outcomes of regulatory review, the rate of technological advances, determinations as to the commercial potential of the Company's products under development, administrative and legal expenses, the status of competitive products, the establishment of manufacturing capacity or third-party manufacturing arrangements, the establishment of collaborative arrangements with other companies and the availability of other financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company will require substantial additional funds to conduct its operations in the future. The Company believes that its existing capital resources, including the proceeds of this offering and interest earned thereon, together with anticipated funding of estimated reimbursable costs pursuant to collaborative agreements, will be sufficient to support its current and planned operations at least through the next 18 months. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

     The Company has never declared nor paid cash dividends on any of its capital stock. The Company currently intends to retain its earnings for future growth and therefore does not anticipate paying cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CNSI". The following table sets forth, for the periods indicated, the range of high and low sale prices for the Company's Common Stock on the Nasdaq National Market.


                                                                            HIGH     LOW
                                                                            ----     ---
    1995
      First Quarter....................................................... $ 6      $ 4
      Second Quarter......................................................   6 5/8    4 3/8
      Third Quarter.......................................................  14        5 1/2
      Fourth Quarter......................................................  10 3/4    7 1/8

    1996
      First Quarter.......................................................  14 3/4    8 1/2
      Second Quarter......................................................  13 1/2    7 3/8
      Third Quarter.......................................................   9 1/4    6 3/4
      Fourth Quarter......................................................  15 1/4    8 1/2

    1997
      First Quarter (through January 28)..................................  13 1/4   11 1/4



     As of December 31, 1996, there were 180 holders of record of the Common Stock. On January 28, 1997, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $12.125 per share.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996, and as adjusted reflect the receipt of the estimated proceeds from the sale of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $12.125 per share and the application of the estimated net proceeds therefrom:

                                                                         DECEMBER 31, 1996
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                           (in thousands)
Stockholders' equity:
  Preferred Stock, $0.01 par value, 10,000,000
     shares authorized; none issued.................................  $     --       $     --
  Common Stock, $0.001 par value, 30,000,000
     shares authorized; 15,009,846 shares
     outstanding; 17,009,846 shares outstanding,
     as adjusted (1)................................................        15             17
  Additional paid-in capital........................................   109,276        131,669
  Accumulated deficit...............................................   (89,644)       (89,644)
                                                                      --------       --------
          Total stockholders' equity................................    19,647         42,042
                                                                      --------       --------
               Total capitalization.................................  $ 19,647       $ 42,042
                                                                      ========       ========

---------------

(1) Excludes options outstanding at December 31, 1996 to purchase 1,493,953 shares of Common Stock at a weighted average exercise price of $6.92 per share.

                                    DILUTION

     The net tangible book value of the Company as of December 31, 1996 was $19.6 million or $1.31 per share of Common Stock. After giving effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby, at an assumed public offering price of $12.125 per share and the receipt of the net proceeds therefrom (after deducting the estimated underwriting discounts and commissions and offering expenses), the pro forma net tangible book value of the Common Stock as of December 31, 1996 would have been approximately $42.0 million, or $2.47 per share. This represents an immediate increase in net tangible book value of $1.16 per share to existing stockholders and an immediate dilution in net tangible book value of $9.66 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates the dilution per share as described above:

    Assumed public offering price per share(1)..........................            $12.13
      Net tangible book value before the offering.......................  $1.31
      Increase attributable to new investors in the offering............   1.16
                                                                          -----
    Pro forma net tangible book value after the offering(2).............            $ 2.47
                                                                                    ------
    Dilution new investors..............................................            $ 9.66
                                                                                    ======

---------------

(1) Before deduction of the Underwriters' discounts and commissions and estimated offering expenses payable by the Company.

(2) Net tangible book value per share is equal to total tangible assets of the Company less total liabilities divided by the number of shares of Common Stock outstanding.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected financial data for Cambridge NeuroScience. The selected financial data as of December 31, 1992, 1993, 1994, 1995 and 1996 and for each of the five years in the period ended December 31, 1996, are derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. This selected financial data should be read in conjunction "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1992       1993       1994       1995       1996
                                              --------   --------   --------   --------   --------
                                                     (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues....................................  $    647   $    417   $    299   $  8,218   $  2,396
Operating expenses:
  Research and development..................    12,193     12,763     12,722     13,850     13,978
  General and administrative................     3,047      3,488      2,863      2,158      2,585
                                              --------   --------   --------   --------   --------
     Total operating expenses...............    15,240     16,251     15,585     16,008     16,563
                                              --------   --------   --------   --------   --------
Loss from operations........................   (14,593)   (15,834)   (15,286)    (7,790)   (14,167)
Interest income, net........................     1,153        365        401        736      1,178
                                              --------   --------   --------   --------   --------
Net loss....................................  $(13,440)  $(15,469)  $(14,885)  $ (7,054)  $(12,989)
                                              ========   ========   ========   ========   ========
Net loss per share (1)......................  $  (1.56)  $  (1.79)  $  (1.46)  $  (0.59)  $  (0.93)
                                              ========   ========   ========   ========   ========
Weighted average shares outstanding.........     8,618      8,634     10,230     11,927     13,980

                                                                  DECEMBER 31,
                                              ----------------------------------------------------
                                                1992       1993       1994       1995       1996
                                              --------   --------   --------   --------   --------
                                                                 (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents...................  $ 25,077   $  7,907   $  6,269   $ 21,937   $ 26,664
Total assets................................    28,455     11,159      9,330     24,321     29,220
Long term debt, less current portion........     1,667         --         --         --         --
Accumulated deficit.........................   (39,248)   (54,716)   (69,601)   (76,655)   (89,644)
Stockholders' equity........................    22,970      7,644      6,181     19,528     19,647

---------------

(1) See Note A of Notes to Consolidated Financial Statements for explanation of computation of net loss per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Since inception, the Company has been primarily engaged in research and development. To date, Cambridge NeuroScience has not received any revenue from the sale of products. The Company has not been profitable since inception and expects to incur substantial operating losses for at least the next several years.

     Cambridge NeuroScience has financed its operations through proceeds from an initial public offering and a follow-on public offering in 1991, various private placements of preferred equity securities prior to the initial public offering, a private placement of Common Stock to institutional investors in 1994, its collaboration with BI which commenced in March 1995, two directed public offerings in 1995, its collaboration with Allergan which commenced in November 1996, research grants and investment income earned on its cash balances and short-term investments.

     In 1995, the Company entered into a collaboration with BI for the development and commercialization of CERESTAT. The Company received $15.0 million upon signing the agreement, consisting of $5.0 million in the form of an expense reimbursement and $10.0 million for 1,250,000 shares of the Company's Common Stock. In September 1996, pursuant to the agreement, BI purchased an additional 1,237,624 shares of the Company's Common Stock for $10.0 million. Pursuant to the collaboration, BI will fund 75% of the development costs for CERESTAT in the United States and Europe and all of the development costs in Japan, and the Company is entitled to receive royalties on product sales. The Company has the option to co-promote in the United States. Any co-promotion activities by the Company will result in increased sales and marketing and general and administrative expenditures.

     In November 1996, the Company entered into a collaboration with Allergan for the development of NMDA ion-channel blockers, sodium ion-channel blockers and combination ion-channel blockers for the treatment of ophthalmic disorders, including glaucoma. In conjunction with the signing of this agreement, the Company received $3.0 million for 175,103 shares of the Company's Common Stock. Allergan will bear all of the development costs for potential products arising from the collaboration, and the Company is entitled to receive royalties on any product sales.

     The Company's business is subject to significant risks, including but not limited to the risks inherent in its research and development efforts, including clinical trials, uncertainties associated both with obtaining and enforcing its patents and with the patent rights of others, the lengthy, expensive and uncertain process of seeking regulatory approvals, uncertainties regarding government reforms and of product pricing and reimbursement levels, technological changes, manufacturing uncertainties and dependence on third parties. Even if the Company's product candidates appear promising at an early stage of development, they may not reach the market for numerous reasons. See "Risk Factors--Uncertainties Related to Clinical Trials," "--Uncertainties Related to Early Stage of Development; Technological Uncertainties," "--Intense Competition and Risk of Technological Change" and "--Patent and License Uncertainties."

RESULTS OF OPERATIONS

  YEARS ENDED DECEMBER 31, 1996 AND 1995

     Revenues

     Research and development revenue decreased to $2.4 million for the year ended December 31, 1996 from $8.2 million for the year ended December 31, 1995, a decrease of $5.8 million. Revenue in 1995 included the receipt of $5.0 million in March 1995 upon the signing of the collaboration agreement with BI, representing reimbursement of previously incurred CERESTAT costs. Of the total research and development revenue under the BI agreement, revenue relating to current period spending was $2.3 million in 1996, compared to

$3.5 million in 1995, a decrease of $1.2 million. This decrease was due to an increase in spending by BI relative to the amount spent in the fiscal period by both companies. The Company recognizes revenue from the BI collaboration in the amount that its CERESTAT development expenses exceed 25% of the CERESTAT development expenses of the Company and BI combined.

     In November 1996, the Company entered into a collaboration agreement with Allergan for the development of treatments for ophthalmic disorders, including glaucoma. Revenue in 1996 includes $114,000 received pursuant to the Allergan collaboration.

     Operating Expenses

     Operating expenses increased to $16.6 million for the year ended December 31, 1996, from $16.0 million for the same period in 1995, an increase of $600,000. Research and development expenses of $14.0 million in 1996 were comparable to those incurred in 1995. During 1996, the Company began a Phase III clinical trial of CERESTAT in TBI. It is expected that as more patients enroll in this trial and the Phase III stroke trial being conducted by BI, total costs borne by the Company will increase. The Company expects to incur significant expenses related to these trials in 1997 and thereafter, subject to the terms of the cost-sharing arrangement with BI. In addition, continued activity relating to the development of the Company's other product development programs is expected to contribute to an increase in research and development expenses. Research and development expenses were 84% of total operating expense in 1996, compared to 87% in 1995.

     General and Administrative expenses increased to $2.6 million in the year ended December 31, 1996, from $2.2 million in the same period in 1995, an increase of $400,000. This increase is due to the costs associated with higher headcount in 1996, primarily in support of the Company's business development and investor relations activities.

     Interest Income

     Interest income was $1.2 million for the year ended December 31, 1996, compared to $736,000 in the same period in 1995, an increase of $464,000. This increase reflects the higher cash balances available for investment during 1996, primarily due to the proceeds from issuances of Common Stock in the fourth quarter of 1995 and the proceeds received in 1996 pursuant to the second equity investment by BI.

     Net loss Per Share

     The net loss for the year ended December 31, 1996 increased to $13.0 million, or $0.93 per share, from $7.1 million, or $0.59 per share, for the same period in 1995. This increase in net loss per share was due primarily to the decrease in research and development revenue, offset in part by an increase in the weighted average shares outstanding from 11.9 million for the year ended December 31, 1995 to 14.0 million for the same period in 1996.

  YEARS ENDED DECEMBER 31, 1995 AND 1994

     Revenues

     Research and development revenue was $8.2 million for the year ended December 31, 1995. The Company had no research and development revenue for the year ended December 31, 1994. The revenue in 1995 was received in connection with the Company's collaboration with BI and included a one-time reimbursement of $5.0 million for previously incurred CERESTAT research and development costs. Revenue from government grants decreased to $63,000 from $299,000 for the year ended December 31, 1994, a decrease of $236,000, due to the expiration of a grant in March 1995.

     Operating Expenses

     Total operating expenses increased to $16.0 million for the year ended December 31, 1995 from $15.6 million for the year ended December 31, 1994. Research and development expenses increased to $13.8 million for the year ended December 31, 1995 from $12.7 million for the year ended December 31, 1994. Costs associated with CERESTAT preclinical studies and clinical trials increased to $4.7 million for the year ended December 31, 1995 from $2.0 million for the year ended December 31, 1994, an increase of $2.7 million. Partially offsetting this increase were lower costs associated with a decrease in workforce as part of a cost-reduction program implemented in January 1995 as well as lower external costs associated with the Company's other research and development programs. Research and development expenses were 87% of total operating expenses for the year ended December 31, 1995, compared to 82% for the year ended December 31, 1994.

     General and administrative expenses decreased to $2.2 million for the year ended December 31, 1995 from $2.9 million for the year ended December 31, 1994, a decrease of $700,000. This decrease is due primarily to cost savings associated with the reduction in workforce in January 1995 as well as to a decrease in expenses relating to the use of outside consultants for business development purposes.

     Interest Income

     Interest income increased to $736,000 for the year ended December 31, 1995 from $401,000 for the year ended December 31, 1994, an increase of $335,000. This was due to an increase in the rate of return earned on the Company's investments as well as to higher cash balances available for investment in 1995.

     Net Loss Per Share

     The net loss for the year ended December 31, 1995 was $7.1 million, or $0.59 per share, compared to $14.9 million, or $1.46 per share, for the year ended December 31, 1994. The decrease in the net loss is primarily due to increased research and development revenues.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had cash and cash equivalents of $26.7 million at December 31, 1996, compared to $21.9 million at December 31, 1995. Pursuant to the terms of the collaboration agreement with BI and in connection with the commencement of the pivotal stroke trial by BI, the Company received a milestone payment in September 1996 of $10.0 million, before related costs of $300,000, in exchange for 1,237,624 shares of the Company's common stock. In addition, in 1996 the Company received $6.8 million in advances against reimbursable expenses pursuant to the BI collaboration, of which $2.3 million was recognized as research and development revenue in 1996. The difference between advances received and revenue recognized is recorded as research and development advances and may be subject to repayment to BI.

     In November 1996, the Company entered into a collaboration agreement with Allergan for the development of treatments for ophthalmic disorders, including glaucoma. Upon signing the agreement, the Company received $3.0 million in exchange for 175,103 shares of the Company's Common Stock. At December 31, 1996, the Company had received $364,000 from Allergan, pursuant to the funding agreement, of which $114,000 was recognized as revenue in 1996. In 1996, the Company used $7.7 million for operating purposes and $467,000 for the purchase of equipment, furniture and fixtures.

     The Company and BI began two large clinical trials in 1996. These trials are expected to involve approximately 1,600 patients and are expected to result in an increase in the Company's consumption of capital. The cost of both trials will be shared by the partners in accordance with the terms of the collaboration agreement. The Company's obligation relative to this sharing of costs is generally 25% of total costs incurred by both parties, excluding development costs for Japan which will be borne solely by BI. Any costs incurred in excess of one party's contractual obligation will be reimbursed by the other party. The cash reimbursement and the revenue earned are subject to each party's relative expenditures and therefore may fluctuate on a quarterly basis. The agreement provides that BI will advance cash to the Company on a quarterly basis in the event that it is expected that the Company will spend more than obligated under the agreement (25% of total amount spent by both parties). Due to the uncertainty associated with the annual estimate of spending by both companies and the timing of the relative spending, the amount and timing of advances is uncertain. On an annual basis, actual spending is reconciled with the budget and may result in the Company's repayment to BI of any excess advances. It is expected that as more patients enroll in these trials, total costs and the costs borne by the Company will increase. There can be no assurance, therefore, that the Company will receive further advances from BI in accordance with the cost sharing arrangement. The Company expects to incur significant expense related to these trials in 1997 and thereafter, subject to the cost sharing arrangement discussed above.

     Pursuant to the collaboration agreement with Allergan, the Company may receive an additional $3.0 million in research and development funding over the next three years. At December 31, 1996, the Company had received $364,000 pursuant to this funding arrangement, of which $114,000 was recognized as revenue in 1996.

     In December 1996, the Company formed a subsidiary, Cambridge NeuroScience, Partners, Inc. ("CNPI") which will pursue the development of treatments for Alzheimer's disease and other neurological diseases, disorders or injuries. CNPI has entered into a collaboration with the J. David Gladstone Institutes ("Gladstone"). Pursuant to this collaboration agreement, Gladstone will conduct a research program over a three-year period, for which CNPI will provide at least $1.25 million in funding per year. The Company owns 80% of the outstanding stock of CNPI and has guaranteed CNPI's obligations with respect to its collaboration with Gladstone.

     The Company believes that the existing cash and cash equivalents available at December 31, 1996 together with the anticipated net proceeds from this offering will be sufficient to maintain operations at least through the next 18 months. The BI and Allergan collaborations also provide that the Company may receive up to an additional $18.0 and up to an additional $18.5 million, respectively, upon the achievement of certain milestones. However, there can be no assurance as to when or if these milestones will be achieved.

     The Company's primary expenditures are expected to be in the areas of research and development, general and administrative expenses, and capital expenditures. The Company will require substantial additional funds for its research and product development programs, pursuing regulatory clearances, establishing production, sales and marketing capabilities and other operating expenses. Despite the potential future milestone payments under the BI and Allergan agreements, adequate funds for these purposes may not be available when needed on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or eliminate certain of its research and product development programs or to license third parties to commercialize products or technologies that the Company might otherwise undertake itself.

     The Company does not believe that inflation has had a material impact on its results of operations.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Cambridge NeuroScience is a leading neuroscience company engaged in the development of proprietary pharmaceuticals to treat severe disorders of, or injuries to, the nervous system. The Company's product candidates and programs include (i) ion-channel blockers for the treatment and prevention of brain damage resulting from TBI, stroke and surgery, as well as for the treatment of certain forms of neuropathic pain, and (ii) growth factors for the treatment of MS and peripheral neuropathies. CERESTAT, the Company's most advanced product candidate, is a small molecule ion-channel blocker currently in Phase III clinical trials for the treatment of both TBI and stroke.

BACKGROUND

     The central nervous system, composed of the brain and spinal cord, controls cognitive functions, interprets incoming sensory information and organizes body movements. The peripheral nervous system, composed of nerve fibers leading to and from the central nervous system, carries encoded information from body sensory receptors and commands to muscles and glands. Two main cell types are found throughout the nervous system: nerve cells, which generate and transmit signals, and glial cells, which provide nutrition and support functions to nerve cells.

     Information in the nervous system travels within individual nerve cells as electrical signals and is passed from one nerve cell to another by chemical substances, known as neurotransmitters, which act on cellular receptors to generate or modify electrical activity of the receiving nerve cell. Electrical signals of the nervous system are generated by membrane proteins, known as ion channels, which control the flow of charged ions across nerve cell membranes. Disorders of the nervous system fall broadly into two categories: those in which the cellular structure of the nervous system is intact, but the electrical signals of the cellular network are abnormal; and those in which the degeneration of nerve or glial cells leads to abnormal function.

     Acute central nervous system disorders, such as stroke and traumatic injuries to the head and spine, often cause a reduction in blood flow (ischemia) to, and the premature death of, nerve cells, resulting in permanent disorders of the central nervous system. Nerve cell death following an ischemic event in the brain is triggered by the excessive release of the excitatory neurotransmitter, glutamate, from damaged nerve terminals, which in turn stimulates the massive entry of calcium into nerve cells through activated ion channels. Overloading nerve cells with calcium ions activates a number of processes that ultimately result in cell death.

     In the ischemic brain, glutamate predominantly activates an ion channel known as the NMDA ion channel. In animal models of stroke and TBI, NMDA antagonists have been shown to limit the extent of brain damage when administered after the onset of cerebral ischemia.

     Chronic disorders of the nervous system, such as multiple sclerosis, peripheral neuropathies and other degenerative disorders, are known to result from the death of nerve or glial cells. In the development of the nervous system, the proliferation, differentiation and survival of nerve and glial cells are controlled by a variety of protein growth factors. These growth factors are produced by cells of the nervous system and by their target cells. Growth factors, which are normally involved in the development of the nervous system, also play important roles during the normal regeneration of the nervous system following damage. Animal studies suggest that one attractive therapeutic approach to replacing damaged nerve and glial cells is to re-initiate the processes of early development in the nervous system through the introduction of protein growth factors. Therefore, protein growth factors offer significant potential as treatments for a variety of neurological disorders.

CORE TECHNOLOGIES

     Cambridge NeuroScience has concentrated its drug discovery and development efforts in two main programs: ion-channel blockers to modify nerve cell signaling or to prevent nerve cell death; and protein growth factors to prevent degeneration of, or to regenerate, nerve and glial cells. To pursue these two programs, the Company uses its expertise in medicinal and analytical chemistry, molecular biology, protein chemistry and in vitro and in vivo pharmacology.

  ION-CHANNEL BLOCKERS

     The Company has focused on the synthesis of small organic molecules, known as ion-channel blockers, that directly block passage of ions through certain ion channels which control the activity of nerve cells. The Company has been synthesizing and evaluating small molecules that block ion channels which regulate the release of glutamate from nerve cells or the responses of nerve cells to glutamate. In cerebral ischemia, over-stimulation of the glutamate-activated NMDA ion channel is primarily responsible for flooding nerve cells with calcium ions, which results in cell death. The Company is developing ion-channel blockers that selectively block the NMDA ion channel and limit nerve cell death during acute cerebral ischemia as a treatment for TBI and stroke.

     CERESTAT, the Company's most advanced NMDA ion-channel blocker, is currently undergoing Phase III clinical trials in both TBI and stroke. The Phase III clinical trials of CERESTAT are being managed by the Company and its collaborative partner, BI. CNS 5161, the second development compound selected by the Company from its NMDA ion-channel blockers project, is being advanced towards clinical trials as a potential treatment to reduce post-surgical neuropathic pain and to limit the neurological deficits which sometimes result from major cardiac surgeries. The Company has applied its expertise in discovering and developing NMDA ion-channel blockers to the synthesis and testing of compounds that selectively block other ion channels, such as sodium ion channels, which can contribute to abnormal nerve cell electrical activity. The Company believes that such ion-channel blockers may have therapeutic utility in a number of acute and chronic neurological disorders, including spinal cord injury, migraine and epilepsy.

     The Company's ion-channel blocker product candidates for the treatment of acute and chronic neurological disorders are being designed with the following characteristics:

     Rapid Brain Penetration. In animal models of cerebral ischemia, the more rapidly drugs intended to prevent nerve cell death reach the area of the brain at risk, the greater the degree of protection. Because of their physical characteristics, the Company's small molecule ion-channel blockers readily penetrate the blood-brain barrier in animals. The Company believes that effective brain concentrations of ion-channel blockers can be rapidly achieved in patients.

     Early Intervention in Nerve Cell Death. The massive influx of lethal levels of calcium into the cell is one of the earliest in a sequence of events leading to nerve cell death. The Company believes that its ion-channel blockers, by acting at an early stage in this process, can effectively shut down all subsequent biochemical processes in this pathway that lead to nerve cell death.

     High Potency. Ion-channel blockers can shut down operations of activated ion channels, regardless of the strength of the naturally occurring stimulus. Potential products that inhibit the function of an ion channel by other mechanisms often can be overwhelmed by an increase in the activating stimulus.

  PROTEIN GROWTH FACTORS

     Growth factors are known to play an important role in the growth, differentiation and distribution of nerve cells. They also are crucial to maintaining the health and function of neurons. The Company has made significant progress in the development of growth factor proteins as treatments for disorders of the nervous system.

     The Company's most advanced growth factor product candidate is recombinant human Glial Growth Factor 2, a potential treatment for degenerative diseases of the nervous system, including multiple sclerosis and peripheral neuropathies. Over the past five years, the Company has isolated, cloned, expressed and produced rhGGF2 and is currently focusing its investigation on the potential use of rhGGF2 as a therapeutic intervention in the pathological processes involved in MS.

     The Company is also conducting research on two other novel protein growth factors: Growth/Differentiation Factor-1 ("GDF-1"), a nervous-system-specific member of the Transforming Growth Factor-SS ("TGF-SS") family, and F-Spondin, a protein that plays an important role in the developing spinal cord.

PRODUCT CANDIDATES

     The following table summarizes the primary indications, development status and holder of commercial rights for each of the Company's ("CNSI") product candidates. This table is qualified in its entirety by reference to the more detailed descriptions appearing elsewhere in this Prospectus.

                                                                      DEVELOPMENT   COMMERCIAL
   PRODUCT CANDIDATE                     INDICATIONS                   STATUS(1)    RIGHTS
------------------------  ------------------------------------------  -----------   -------
ION-CHANNEL BLOCKERS

CERESTAT                  TBI                                          Phase III    CNSI/BI(2)
                          Stroke                                       Phase III    CNSI/BI(2)

CNS 5161                  Post-surgical neuropathic pain               Pre-IND       CNSI
                          Neurological deficits from cardiac surgery   Pre-IND       CNSI  (3)

NMDA, sodium and          Cerebral ischemia; spinal cord injury;       Preclinical   CNSI
combination ion-channel   migraine; epilepsy
blockers                  Glaucoma and other ophthalmic disorders      Preclinical   CNSI/
                                                                                     Allergan (4)
PROTEIN GROWTH FACTORS

rhGGF2                    Multiple sclerosis                           Pre-IND       CNSI
                          Chemotherapy-induced neuropathy;             Preclinical   CNSI
                          diabetic neuropathy

GDF-1                     Multiple sclerosis; neurodegeneration        Research      CNSI

F-Spondin                 Spinal cord injuries; nerve regeneration     Research      CNSI

---------------

(1) "Phase III" indicates that the compound is being tested in a large-scale clinical trial to obtain the efficacy and safety information required for marketing approval. "Pre-IND" refers to toxicology and other regulatory studies for a designated compound in anticipation of human clinical trials. "Preclinical" refers to safety and efficacy studies conducted in animals. "Research" refers to scientific activities to identify a specific molecule or to select a specific clinical indication. See "--Government Regulation."

(2) The Company has certain co-promotion rights for CERESTAT in the United States, and BI has exclusive marketing rights elsewhere in the world. See "--Strategic Alliances."

(3) BI has the right to negotiate a development and marketing agreement for CNS 5161 for this indication. See "--Strategic Alliances."

(4) Allergan has the right to develop certain NMDA ion-channel blockers, sodium ion-channel blockers and combination ion-channel blockers for the treatment of ophthalmic disorders, including glaucoma. See "--Strategic Alliances."

  ION-CHANNEL BLOCKERS

     CERESTAT: Background

     CERESTAT, the Company's most advanced product candidate, is currently undergoing a Phase III clinical trial in both TBI and stroke. The Phase III clinical trials of CERESTAT are being managed by the Company and its collaborative partner, BI. A coordinated series of Phase I and Phase II clinical trials was undertaken to ascertain the safety of CERESTAT in over 400 volunteers and patients. These clinical trials were conducted to determine the safe and tolerable doses and dosing regimens that result in a plasma level of the compound equivalent to, or higher than, the minimum plasma level of the compound ("target plasma level") that is associated with the limitation of brain damage in animal models of cerebral ischemia. Four studies were performed in volunteers, including a study in Japan that was conducted by BI in the second half of 1996 as the initiation of clinical development in that country. See
"-- Strategic Alliances."

     In TBI patients, two studies were conducted to determine a dosing regimen that would produce a plasma level of CERESTAT three times the target plasma level. Following the first study in which CERESTAT was administered on a weight-adjusted basis over a four-hour period, the second study demonstrated that a non-weight-adjusted dosing regimen could safely maintain such a plasma level for 72 hours. Non-weight-adjusted dosing regimens are more easily administered in clinical trials and offer marketing advantages.

     In stroke patients, three studies were undertaken to determine a dosing regimen that would produce a plasma level of CERESTAT equivalent to, or greater than, the target plasma level. The first was used to determine the safety of escalating doses of CERESTAT over a four-hour treatment period. The second was a dose-response trial. In this clinical trial, at 90 days after treatment, the improvement in neurological function (NIH Stroke Scale) of patients treated with the highest dose tested was significantly better than that of placebo-treated patients. A third study determined that a non-weight-adjusted dosing regimen could safely maintain the target plasma level over a 12-hour period.

     The results of these Phase I and Phase II clinical trials were used by the Company and BI to design the Phase III clinical trials in TBI and stroke patients described below. There can be no assurance that the results of Phase I and Phase II clinical trials will be indicative of results in Phase III clinical trials or that Phase III clinical trials will show that CERESTAT is sufficiently safe and efficacious for marketing approval by the FDA or other regulatory authorities.

     CERESTAT: Traumatic Brain Injury

     It is estimated that approximately 500,000 individuals suffer severe injuries to the head each year in the United States. Brain damage results from the trauma and from subsequent cerebral ischemia. The annual economic cost of TBI to the United States has been estimated to be more than $40.0 billion. The current Phase III clinical trial of CERESTAT is designed to treat a subset of comatose patients with TBI. At present, there are no FDA-approved treatments that limit or reduce the brain damage associated with traumatic injuries to the head.

     Based on the safety and tolerance findings from the Phase I and Phase II clinical trials, the Company and its collaborative partner, BI, initiated a Phase III efficacy trial for CERESTAT in TBI patients in March 1996. The intent is to enroll 700 patients at approximately 70 centers in the United States, Canada and certain European countries. Patients enrolled in the trial are randomized for intravenous treatment with either CERESTAT or placebo. The primary outcome measure has been defined as the percentage of patients with a "favorable" outcome on the Glasgow Outcome Scale representing good recovery or moderate disability six months after the injury. An interim analysis is planned to be performed on the three-month Glasgow Outcome Scale data of approximately the first half of the patients. The main purpose of the interim analysis is administrative, and the trial would be halted only if continuation were futile. To date, over 170 patients have been enrolled in this trial. This trial is being monitored by an independent safety committee. In TBI patients, no adverse drug-related effects have been observed to date.

     CERESTAT: Stroke

     In 1994, the American Heart Association estimated that there are approximately 500,000 incidents of stroke in the United States each year and that approximately 350,000 people survive the event. Currently, there are approximately three million disabled stroke survivors in the United States, and the annual economic cost of stroke to the United States has been estimated at $30.0 billion. In July 1996, the FDA approved the use of tissue plasminogen activator ("tPA") for the treatment of patients who had suffered a stroke within the preceding three hours and for whom a CT scan showed no evidence of hemorrhage. This action was based on a study published in the New England Journal of Medicine in 1995, in which the percent of patients deemed eligible to participate was less than 4% of all patients screened. Intravenous tPA acts by dissolving blood clots that might have led to a stroke. To date, there are no FDA-approved treatments for stroke that act by any mechanism other than dissolving blood clots which limit or reduce the brain damage associated with the cerebral ischemia.

     A Phase III clinical trial of CERESTAT in stroke patients was initiated in July 1996. The intent is to enroll 900 patients at approximately 110 centers in the United States, Canada, Australia, South Africa and the United Kingdom. Patients enrolled in the trial are randomized for intravenous treatment with either placebo or one of two dosing regimens of CERESTAT. The primary outcome measure has been defined as the modified Rankin Scale (a measure of disability) three months after the stroke. An interim analysis is planned to be performed on the seven day post-stroke NIH Stroke Scale data of the first 300 patients. The main purpose of the interim analysis is administrative, and the trial would be halted only if continuation were futile. To date, over 150 patients have been enrolled in this trial. This trial is being monitored by an independent safety committee.

     In stroke patients, the central nervous system side effects of CERESTAT include sedation, paresthesias (numbness) and occasional episodes of altered sensorium, including hallucinations. The Company believes that these side effects are transitory and manageable. Increases in blood pressure have also been observed and have been controlled, when necessary.

     CNS 5161: Post-Surgical Neuropathic Pain and Neurological Deficits From Cardiac Surgery.

     The potential market for prophylaxis against neuropathic pain has been identified based on approximately 650,000 procedures performed annually in the United States. Glutamate (particularly NMDA) receptors have been implicated in the induction and maintenance of such pain in animal models and NMDA antagonists have been shown to be effective in animal models of persistent pain.

     It has been estimated that there were over 600,000 open heart surgery procedures in the United States in 1993. Neuropsychological deficits are observed within an eight-day period in up to 70% of patients undergoing such procedures and in up to 30% of patients one year after the surgery. The Company believes that these deficits are related to the transient cerebral ischemia that occurs in some patients undergoing open-heart surgery. The Company believes that an NMDA ion-channel blocker given prophylactically could attenuate these undesirable consequences of the surgery.

     CNS 5161 is a blocker of the NMDA ion channel that was synthesized by the Company's chemists to be chemically distinct from CERESTAT. Based on its method of action and its pharmacokinetic profile in animals, CNS 5161 is being advanced toward clinical evaluation for the prevention of post-surgical neuropathic pain and of neuropsychological deficits that result from transient cerebral ischemia during major cardiac surgeries, such as coronary artery bypass graft (CABG) surgery. Studies in animals have shown that CNS 5161 can limit the extent of brain damage following periods of cerebral ischemia. Other animal studies have shown that this compound can also prevent the development of a delayed pain response, which is thought to be related to the development of chronic neuropathic pain in humans following certain surgeries or trauma. The Company intends to initiate clinical trials of CNS 5161 in human volunteers by mid-1997. BI has the right to negotiate a development and marketing agreement for CNS 5161 for the treatment of brain or spinal cord ischemia. See "-- Strategic Alliances."

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

     Ion-Channel Blockers for Ophthalmic Disorders

     Ion-channel blockers may have utility in certain diseases outside the central nervous system, such as glaucoma and other ophthalmic indications. To this end, in November 1996, the Company entered into a collaboration with Allergan, a pharmaceutical company specializing in ophthalmology. In this collaboration, the Company's molecules which block NMDA ion channels, sodium ion channels or both will be evaluated for their ability to prevent vision loss in animal models of the degeneration of the retina and optic nerve which occurs in glaucoma. See "--Strategic Alliances."

     Other Ion-Channel Blockers for Nervous System Disorders

     The Company believes that molecules which block the ion channels of nerve cells have potential as treatments for a number of nervous system disorders. Accordingly, the Company continues to synthesize and evaluate molecules for their ability to block ion channels of therapeutic importance.

     To discover new treatments for preventing disorders of the central nervous system which arise from cerebral or spinal cord ischemia, the Company has synthesized ion-channel blockers with enhanced potency in the environment of ischemic tissues relative to their potency in the environment of normal tissues. The Company believes that such targeted ion-channel blockers could achieve efficacy with fewer unwanted side effects.

     In addition to molecules which block NMDA ion channels, the Company has created a library of small organic molecules which block the sodium ion channels of nerve cells. In vitro and in vivo studies have demonstrated that sodium ion-channel blockers can protect nerve cells from ischemic damage and can exert other beneficial effects, such as preventing seizure activity, reducing responses to painful stimuli, limiting the consequences of traumatic damage to nerve fiber bundles and arresting migraine attacks. The Company believes that molecules which block neuronal sodium ion channels have potential as treatments for various forms of acute and chronic disorders of the nervous system, including stroke, epilepsy, pain and migraine. The Company has recently been working with the Epilepsy Branch at the National Institutes of Health to explore the potential of its sodium ion-channel blockers as treatments for epilepsy.

     As an extension of its work in NMDA and sodium ion-channel blockers, the Company has synthesized molecules which have the capacity to block both NMDA ion channels and sodium ion channels. The Company is currently conducting in vitro and in vivo studies to test the hypothesis that such combination compounds have enhanced efficacy in treating neurological disorders when compared to the efficacy of compounds which block only one of these classes of ion channels.

  PROTEIN GROWTH FACTORS

     rhGGF2: Multiple Sclerosis

     The Company is developing the protein growth factor rhGGF2 for the treatment of multiple sclerosis. MS is a disease of the central nervous system that is characterized by chronic inflammation and demyelination at multiple sites in the brain and spinal cord. Approximately 350,000 people in the United States suffer from MS. The Company is aware of three therapeutics currently being marketed to treat MS, which are Betaseron[R] (Chiron Corporation/Schering
AG), Avonex[R] (Biogen, Inc.) and Copaxone[R] (Teva Pharmaceutical Industries Ltd./Hoechst Marion Roussel Ltd.) and are all based on an immunosuppression approach to the disease, rather than the growth factor approach being pursued by the Company.

     Cambridge NeuroScience is investigating rhGGF2 in preclinical studies as a therapeutic intervention in the pathological processes involved in MS. rhGGF2 is a trophic factor for the glial cells that form and maintain the myelin sheath insulating nerve axons in the central nervous system. These cells are primary targets involved early in the pathogenesis of MS. The Company has produced purified rhGGF2 and is currently examining its efficacy in animal models of MS, including experimental autoimmune encephalomyelitis ("EAE"). In the acute phase of this model, rhGGF2 significantly reduced and delayed the clinical symptoms. In the chronic, relapsing-remitting phase of EAE, rhGGF2 significantly reduced the clinical effects of the disease as well as the number of observed relapses. The Company has initiated the process leading to the production of GMP quantities of rhGGF2 for use in clinical trials.

     rhGGF2: Peripheral Neuropathies

     The Company believes that rhGGF2 may also be a potential treatment for peripheral neuropathies as a result of its activity on peripheral glial cells. Peripheral neuropathies comprise a collection of disorders that are characterized by the degeneration of sensory and/or motor nerves. This degeneration may be caused by injury, chemotherapy, diabetes, inherited disorders and other factors. It was estimated in 1991 that in excess of one million individuals in the United States suffered from some form of peripheral neuropathy. The largest segments of this population are those with chemotherapy-induced neuropathies and those with diabetic neuropathies. There are, at present, no FDA-approved therapeutic agents for the prevention, reduction or reversal of the degeneration and atrophy caused by these disorders and injuries.

     The Company is currently testing rhGGF2 in animal models of peripheral neuropathies, such as cancer-chemotherapy-induced neuropathy. In two different experimental paradigms (cisplatin-induced and vincristine-induced neuropathies), rhGGF2 administration protected peripheral nerves from the effects of these chemotherapies. The Company also believes that rhGGF2 may be a potential treatment of other degenerative diseases of the peripheral nerves.

     rhGGF2: Other Indications

     Cambridge NeuroScience continues to explore the therapeutic potential of rhGGF2 in applications beyond the central nervous system. For example, rhGGF2 has been shown to have survival actions on retinal nerve cells and inner ear cells. Company scientists continue to monitor these findings and are currently investigating the therapeutic potential of rhGGF2 in an animal model of hearing loss.

     Small Molecule Discovery Program Related to GGF2

     Based on its experience with rhGGF2 and other members of this protein family, referred to as neuregulins, the Company entered into a collaboration with ProsCure, Inc. ("ProsCure") in 1995 to identify small molecule compounds for cancer treatments. As a result of this collaboration, it was discovered that certain compounds can antagonize the activity of neuregulins. The Company believes that compounds with such activity may be useful in the treatment of breast, ovarian, brain and other cancers.

     Other Protein Growth Factors

     The Company is also conducting research into other growth factors that may have utility in the treatment of other disorders of the nervous system. GDF-1 is a member of the TGF-SS superfamily, and is broadly and exclusively expressed in the nervous system. The Company believes that GDF-1 is likely to play a role in responses to injury, ischemia and demyelination. Human recombinant GDF-1 is currently being produced at Cambridge NeuroScience and will be evaluated as a potential therapeutic for nerve injury or neurological disease. Several members of the TGF-SS gene family have biological activities that potentially can be employed for therapeutic effects in the nervous system, including: the promotion of dopaminergic neuron survival, which may be applicable as a treatment for Parkinson's disease, the promotion of motor neuron survival, which may be applicable as a treatment for amyotrophic lateral sclerosis, and immunosuppression, which may be applicable as a treatment for MS.

     F-Spondin is a protein made by an important region of the developing spinal cord, the floorplate. Since it is related to a protein known to be active in the sciatic nerve injury model, recombinant F-Spondin will be tested for peripheral nerve regeneration. The Company believes that F-Spondin is an attractive candidate molecule for therapeutic situations involving repair of the spinal cord or peripheral nervous system.

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

STRATEGIC ALLIANCES

     The Company's strategy includes forming collaborations with pharmaceutical companies to assist in the development of its potential products, provide capital for such development and share development risk. The Company is also interested in broadening its product portfolio and technology base. To this end, the Company from time to time conducts discussions with selected companies regarding collaborations, mergers, acquisitions or product-licensing arrangements. No assurance can be given, however, that any collaborations, mergers, acquisitions or licensing arrangements will be completed in the foreseeable future or on terms favorable to the Company.

  Boehringer Ingelheim International GmbH

     In March 1995, Cambridge NeuroScience and BI entered into an agreement to collaborate on the worldwide development and commercialization of CERESTAT. Under the terms of the agreement, BI is obligated to fund 75% of the development costs for CERESTAT in the United States and Europe and all of the development costs in Japan. Under the agreement, product development is managed by a Joint Development Team, with equal representation from both companies. This team is supervised by a Joint Steering Committee, with two members from each company. Upon signing the agreement, the Company received $15.0 million, consisting of $5.0 million for expense reimbursement and $10.0 million for 1,250,000 shares of Common Stock. In September 1996, and in connection with the commencement of the pivotal stroke trial by BI, the Company received a milestone payment of $10.0 million for 1,237,624 shares of Common Stock. The Company may receive up to an additional $18.0 million in cash without the issuance of additional equity after achieving certain other milestones and will receive royalties on product sales.

     Cambridge NeuroScience has an option to co-promote CERESTAT in the United States with BI and the Company has notified BI of its intent to exercise this option upon completion of a separate agreement. BI will market the product in Europe and other geographic regions exclusively and will pay the Company royalties on sales. Cambridge NeuroScience has retained worldwide manufacturing rights. BI has an option to acquire the worldwide manufacturing rights in exchange for increased royalty payments. Under the terms of the agreement, BI has certain termination rights, including the right to terminate the agreement upon 90 days written notice to the Company. See "-- Marketing and Sales" and "-- Manufacturing."

  Allergan

     In November 1996, the Company entered into a collaboration with Allergan to jointly develop NMDA ion-channel blockers, sodium ion-channel blockers and combination ion-channel blockers, initially for the treatment of ophthalmic indications, including glaucoma. Glaucoma is the second leading cause of preventable blindness in the world, with almost three million patients in the United States alone. The disease is usually associated with increased pressure within the eye, which can damage the retina and the optic nerve and eventually lead to blindness. The Company and Allergan believe that it may be possible to treat glaucoma by blocking ion channels and thereby protecting the retina and the optic nerve from damage. This collaboration combines the Company's proprietary technology in the area of ion-channel blockers and Allergan's expertise in the global marketing of treatments for eye disease and allows Cambridge NeuroScience to explore additional areas of clinical need.

     Upon signing the agreement, Allergan purchased 175,103 shares of Common Stock from the Company for $3.0 million. Allergan will provide an additional $3.0 million in research funding over the next three years, subject to certain provisions, and has established a $2.0 million line of credit for the Company. The collaboration is supervised by a Research Management Committee, with equal representation from both parties. Allergan will be responsible for the development of potential products and will bear all of the development costs. Cambridge NeuroScience may receive up to an additional $18.5 million in cash upon the achievement of certain milestones and will receive a royalty on any product sales.

     Allergan will manufacture and market products developed under the collaboration worldwide. Allergan has certain termination rights under the terms of the agreement. Allergan may terminate the research phase of the collaboration if the Research Management Committee determines that there is no reasonable scientific basis for the commercialization of products covered by the collaboration. Allergan may terminate the agreement at any time after May 1998 upon six months prior written notice. Either party may, in its sole discretion, terminate the agreement upon 90 days prior written notice upon a material breach by the other party.

  The J. David Gladstone Institutes

     In December 1996, Cambridge Neuroscience, The J. David Gladstone Institutes ("Gladstone") and The Regents of the University of California (the "University") entered into a collaboration for the development of treatments for Alzheimer's disease and certain other neurological diseases, disorders or injuries. The collaboration will focus on novel pharmaceuticals that inhibit the activity of a form of apolipoprotein E ("apoE"), a molecule that has been widely linked to Alzheimer's disease. Alzheimer's disease is a neurodegenerative disorder that affects approximately four million people in the United States each year. The disease destroys neurons in the brain, causing progressive dementia and eventually death. There are currently no effective therapies that reverse or prevent this disorder. In connection with the collaboration, the Company formed a subsidiary, Cambridge NeuroScience Partners, Inc. ("CNPI"). Cambridge NeuroScience purchased 80% of the outstanding common stock of CNPI and has made a total capital contribution of $1.25 million in CNPI immediately prior to the consummation of the collaboration. The University and Gladstone own 5% and 15%, respectively, of the outstanding shares of CNPI common stock.

     Pursuant to the terms of the collaboration, Gladstone will conduct a research program over a three-year period, for which CNPI will provide at least $1.25 million in funding per year. In the event that CNPI is unable to raise the required funds to make its research funding payments, Cambridge NeuroScience will lend CNPI, interest-free, all amounts necessary to enable CNPI to make such payments. Such debt will be convertible into securities of CNPI under certain circumstances in accordance with the stockholders' rights agreement. The University granted CNPI an exclusive three-year option to negotiate an exclusive worldwide, royalty-bearing license for patentable rights in intellectual property covered by or arising from the research program within the field, subject to certain terms and conditions set forth in the option agreement. CNPI may not exercise the option any earlier than 30 days prior to the second anniversary of the effective date of the option agreement unless CNPI terminates the research agreement for breach by Gladstone prior to such date. CNPI paid the University an initial license option fee and will make additional option fee payments during the term of the research program and, if applicable, upon exercise of the option. The final terms of such license have not been determined but will require ongoing commitments and expenditures, in addition to royalty payments, by CNPI. There can be no assurance that such commitments and other terms will be favorable to CNPI and/or the Company. The University and Gladstone also granted CNPI a right of first negotiation for an exclusive license for inventions arising from the research program outside of the field. Cambridge NeuroScience has guaranteed CNPI's obligations with respect to the collaboration, including CNPI's financial obligations. Each of the research agreement and option agreement is generally subject to termination upon prior notice upon a material breach by any of the parties thereto.

  ProsCure, Inc.

     The Company continues to explore the therapeutic potential of rhGGF2 in applications beyond the nervous system. Toward this end, in November 1995, the Company entered into a collaboration with ProsCure, a startup biotechnology company, in an effort to explore the possible development of compounds for cancer treatments.

MARKETING AND SALES

     Cambridge NeuroScience does not currently sell any products and therefore has no marketing, sales, or distribution organization. However, under the terms of the licensing agreement with BI for developing and commercializing CERESTAT, Cambridge NeuroScience has an option to co-promote this product in the United States. The Company has informed BI of its intent to exercise this option. If the Company exercises this option, and upon completion of a separate co-promotion agreement, the Company intends either to hire and train a qualified sales force to perform its promotional activities to prescribing physicians in the United States or to contract with a third party to perform such activities.

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

     Cambridge NeuroScience believes that, in the case of TBI and stroke patients, ion-channel blocker treatments would be administered in the context of emergency medicine. Prophylactic treatments for preventing brain damage from surgical complications would likely be administered by anesthesiologists. In addition, treatments for most peripheral neural and muscular disorders will typically be administered as chronic therapy under the direction of neurologists. Because all of these drug treatments would be hospital- or specialty-clinic-based, the Company believes that significant United States sales of these product candidates could be generated with a moderately sized sales force, rather than the more expansive sales force which would be necessary to sell products directly to physicians.

     In conjunction with establishing sales and marketing capabilities, the Company may obtain marketing rights to products in advanced stages of development or currently on the market which might benefit from the marketing efforts of an organization focused on disorders of the nervous system. To market such products, Cambridge NeuroScience will utilize the sales force which may be developed for CERESTAT or make other distribution arrangements.

MANUFACTURING

     Cambridge NeuroScience has no manufacturing facilities and plans to rely upon outside manufacturers to produce any near- or intermediate-term products. To date, the Company has contracted with chemical synthesis groups to produce kilogram quantities of several of its product candidates. The Company intends to establish and maintain its own quality-control program for each line of products, including a set of standard operating procedures, designed not only to assure that the Company's products are manufactured in accordance with Good Manufacturing Practice ("GMP") guidelines and other applicable regulations, but also to maintain consistent product quality. However, no specific arrangements have been made, and there can be no assurance that the Company will be able to establish such capabilities. BI has an option to acquire manufacturing rights for CERESTAT in exchange for increased royalty payments. The Company is in the process of finalizing the production process to produce gram quantities of rhGGF2 under GMP guidelines and has secured production arrangements with a contract manufacturer.

COMPETITION

     The fields in which Cambridge NeuroScience is involved are characterized by rapid technological progress. New developments are expected to continue at a rapid pace in both industry and academia. There are many companies, both public and private, including large pharmaceutical companies, chemical companies and specialized genetic engineering companies, engaged in developing products competitive with products under development by the Company. Many of these companies have greater capital, human resources and research and development, manufacturing and marketing experience than Cambridge NeuroScience. Such companies may succeed in developing products that are more effective or less costly than any that may be developed by Cambridge NeuroScience and may also prove to be more successful than Cambridge NeuroScience in production and marketing. Competition may increase further as a result of potential advances in the commercial applicability of biotechnology and greater availability of capital for investment in these fields. In addition, academic, government and industry-based research is intense, resulting in considerable competition in obtaining qualified research personnel, submitting patent filings for protection of intellectual property rights and establishing corporate strategic alliances. There can be no assurance that research, discoveries and commercial developments by others will not render any of the Company's programs or potential products noncompetitive.

     In July 1996, the FDA approved the use of tPA for the treatment of patients who had suffered a stroke within the preceding three hours and for whom a CT scan showed no evidence of hemorrhage. Intravenous tPA acts by dissolving blood clots that might have led to a stroke. The Company is aware of three therapeutics currently being marketed to treat MS, which are Betaseron(R) (Chiron Corporation/Schering AG), Avonex(R) (Biogen, Inc.) and Copaxone(R) (Teva Pharmaceuticals Industries Ltd./Hoechst Marion Roussel Ltd.) and are all based on an immunosuppression approach to the disease, rather than the growth factors approach being pursued by the Company. In addition, a number of companies are developing other drugs to treat TBI and/or stroke. The Company believes that the most significant competition for CERESTAT will come from other inhibitors of responses mediated via specific ion channels. In particular, Sandoz AG is currently preparing to conduct a Phase III clinical trial of D-CPPene, which acts through a mechanism similar to, but distinct from, that of CERESTAT, and is being developed for TBI only. Lubeluzole (Janssen Pharmaceutica, N.V., a subsidiary of Johnson & Johnson), currently in Phase III clinical trials, is being developed for stroke. Fosphenytoin (Warner-Lambert Company), currently in Phase III clinical trials, and SNX-111 (Neurex Corporation), currently in Phase II clinical trials, are being developed for TBI. Lubeluzole, Fosphenytoin and SNX-111 have actions on ion channels and are claimed to be neuroprotective, but act through mechanisms other than the NMDA ion-channel complex. Some compounds under development act at different stages in the nerve cell death cascade. The Company believes that, even if these compounds prove to be efficacious, those that act at other stages in the cascade will be synergistic, rather than competitive with CERESTAT. Citicoline(R) (Interneuron Pharmaceuticals, Inc.), currently in a Phase III clinical trial, and enlimomab
(BI), currently in a Phase III clinical trial, are being developed for stroke. The Company believes that Citicoline(R) and enlimomab do not act on ion channels but on other aspects of the nerve cell death cascade. There can be no assurance that the introduction of these or other products that the Company is unaware of will not have an adverse affect on the Company's business, financial condition and results of operations. See "Risk Factors -- Uncertainties Related to Clinical Trials" and "-- Intense Competition and Risk of Technological Change."

     The Company will, for the foreseeable future, rely on its strategic partners for certain preclinical evaluation and clinical development of its product candidates and manufacturing and marketing of any products. In addition, the Company relies on its strategic partners, in part, for support in its drug discovery operations. The pharmaceutical companies with which the Company has collaborations are in some cases attempting to develop other products to treat diseases within the fields of the collaborations with the Company. Generally, the Company's agreements with its strategic partners do not prohibit the strategic partners from engaging in competitive activities with the Company. Any product candidate of the Company, therefore, may be subject to competition with a potential product under development by the pharmaceutical company with which the Company is collaborating in connection with such product candidate.

     Biotechnology and related pharmaceutical technology have undergone rapid and significant change. The Company expects the technology associated with the Company's research and development will continue to develop rapidly, and the Company's future success will depend in large part on its ability to maintain a competitive position with respect to this technology. Rapid technological development by the Company or others may result in compounds, products or processes becoming obsolete before the Company recovers any expenses it incurs in connection with developing such products.

PATENTS AND PROPRIETARY TECHNOLOGY

     Proprietary protection for the Company's products, technology and processes is essential to its business. The Company's policy is to protect its technology by, among other things, filing or causing to be filed patent applications for technology that it considers important to the development of its business. As of December 31, 1996, Cambridge NeuroScience had licensed or owned rights in 22 issued U.S. patents. Research and development efforts by the Company and its collaborators led to the issuance of six U.S. patents and the allowance of 11 others in 1996. In addition, 17 U.S. patent applications were filed in 1996 on behalf of the Company and its collaborators, bringing the total number of pending U.S. applications to 73. These U.S. filings have corresponding patent filings in other countries as well. Of the nine issued U.S. patents covering the NMDA ion-channel blockers and their use, none will expire prior to 2007. The Company is awaiting action on various patent applications that have either been filed by it or by academic institutions with which it collaborates.

     The Company intends to file, or cause to be filed, additional patent applications, where appropriate, relating to new product discoveries or improvements. The use of patents to protect proprietary positions for synthetic chemicals is well established within the pharmaceutical industry. While the precedents for gaining patent protection for biologically derived or produced products through recombinant DNA technology are not as well developed, many patents have been issued for products of this technology. There can be no assurance, however, that patents will provide meaningful proprietary protection to the Company, given the uncertain and complex legal and factual questions relating to their breadth and enforceability.

     There are patents held by third parties that relate to the manufacture, development and use of the Company's product candidates for which the Company has licenses. There can be no assurance that the Company will not in the future require licenses to additional patents, that such licenses will be available on commercially reasonable terms, if at all, that existing or future licenses will not be terminated or that any such termination or failure to obtain a license will not have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company has licensed rights to inventions relating to rhGGF2 which are covered by one issued U.S. patent, several allowed U.S. patent applications and other pending patent applications in the United States and foreign countries. The Company believes that its employees and those of its licensor are the original inventors and that the Company and its licensor are entitled to patent protection in the United States, but the Company is aware of a third-party patent and pending patent applications in the United States and corresponding patent applications pending in some foreign countries that, if issued and valid, may be construed to cover aspects of the Company's rhGGF2 product candidates. There can be no assurance that the claims of the U.S. patent issued to the third party are not infringed, and that the claims of future patents issuing from the third-party patent applications, if any, will not be infringed by the Company's proposed manufacture, use or sale of products based on the rhGGF2 technology. There can be no assurance that Cambridge NeuroScience would prevail in any legal action seeking damages or injunctive relief for infringement of the existing third-party patent or any patent that might issue from such third-party applications or that any license required under such patent would be available or, if available, would be available on commercially reasonable terms. Failure to obtain a required license or to successfully establish non-infringement of, or the invalidity or unenforcability of, such third-party patents could preclude the manufacture, sale and use of the Company's products based on such rhGGF2 technology.

     Patents granted to the Company in any areas of the Company's technology may be subject to interference proceedings in the United States or opposition proceedings in foreign countries brought by third parties. There can be no assurance that the Company would prevail in any such proceedings or that such proceedings would not result in a material adverse effect on the Company's business, financial condition or results of operations. An unfavorable decision in an interference or opposition proceeding may have a material adverse effect on the business, financial condition and results of operations of the Company.

     The Company also relies upon trade secrets, know-how and continuing technological advances to develop and maintain its competitive position. To maintain the confidentiality of trade secrets and proprietary information, the Company maintains a policy of requiring employees, Science Advisory Board members, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with the Company. These agreements are designed both to enable the Company to protect its proprietary information by controlling the disclosure and use of technology to which it has rights and to provide for ownership in the Company of proprietary technology developed at the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets in the event of unauthorized use or disclosure of such information. In addition, whenever the U.S. government funds research programs, it may obtain nonexclusive rights to patented subject matter otherwise subject to exclusive rights.

GOVERNMENT REGULATION

     The manufacture and marketing of pharmaceutical products in the United States require the approval of the FDA under the Federal Food, Drug and Cosmetic Act. Similar approvals by comparable agencies are required in most foreign countries. The FDA has established mandatory procedures and safety standards which apply to the preclinical testing and clinical trials, as well as to the manufacture and marketing of pharmaceutical products. Pharmaceutical manufacturing facilities are also regulated by state, local and other authorities.

     As an initial step in the FDA regulatory approval process, preclinical studies are typically conducted in animal models to assess a drug's efficacy and to identify potential safety problems. The results of these studies must be submitted to the FDA as part of an IND application, which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. Phase I clinical trials are conducted with a small number of subjects and are designed to provide information about both product safety and the expected dose of the drug. Phase II clinical trials are designed to provide additional information on dosing and safety in a limited patient population; on occasion, they may provide evidence of product efficacy. Phase III clinical trials are large-scale studies designed to provide statistically valid proof of efficacy as well as safety in the target patient population. The results of the preclinical testing and clinical trials of a pharmaceutical product are then submitted to the FDA in the form of an NDA, or for a biological product in the form of a Product License Application ("PLA"), for approval to commence commercial sales. Preparing such applications involves considerable data collection, verification, analysis, and expense. In responding to an NDA or a PLA, the FDA may grant marketing approval, request additional information, or deny the application if it determines that the application does not satisfy its regulatory approval criteria.

     Prior to marketing, any product developed by Cambridge NeuroScience must undergo an extensive regulatory approval process, which includes preclinical testing and clinical trials of such product to demonstrate safety and efficacy. This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit, or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval. Similar delays or failures may be encountered in foreign countries. Delays and costs in obtaining regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

     Among the conditions for NDA or PLA approval is the requirement that the prospective manufacturer's quality-control and manufacturing procedures conform on an ongoing basis with GMP. In complying with GMP, manufacturers must continue to expend time, money, and effort in the area of production and quality control to ensure full technical compliance. After the establishment is licensed, it is subject to periodic inspections by the FDA.

     The requirements, which the Company must satisfy to obtain regulatory approval by governmental agencies in other countries prior to commercialization of its products in such countries, can be as rigorous and costly as those described above.

     The Company is also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents used in connection with the Company's research. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on capital expenditures or the competitive position of the Company. However, the extent of government regulation which might result from any legislative or administrative action cannot be accurately predicted.

REIMBURSEMENT

     The Company's ability to commercialize pharmaceutical products may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that any third-party insurance coverage will be available to patients for any products developed by the Company. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. In particular, the Company anticipates that a large percentage of patients who receive CERESTAT for the treatment of stroke will be covered by Medicare and be subject to limitations on reimbursement. If adequate coverage and reimbursement levels are not provided by government and third-party payors for the Company's products, the market acceptance of these products would be adversely affected.

     The Company's business may be materially adversely affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the United States has and will continue to put pressure on pharmaceutical pricing. Such initiatives and proposals, if adopted, could decrease the price that the Company receives for any products it may develop and sell in the future and thereby have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or initiatives have a material adverse effect on other pharmaceutical companies that are collaborators or prospective collaborators for certain of the Company's potential products, the Company's ability to commercialize its potential products may be adversely affected.

EMPLOYEES

     On December 31, 1996, the Company had 73 full-time employees, of whom 57 were engaged in research and development and 16 in administration and finance. Doctorates or other advanced degrees are held by 41 of the Company's employees. Each of the Company's employees has signed a confidentiality agreement. The Company's employees are not covered by a collective bargaining agreement. The Company considers its employee relations to be good.

FACILITIES

     The Company has facilities in Cambridge, Massachusetts, where it leases and occupies a total of approximately 42,000 square feet of space, which includes approximately 33,000 square feet of research laboratories.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of December 31, 1996 with respect to the executive officers and directors of the Company:

             NAME               AGE                        POSITION
------------------------------  ---     -----------------------------------------------
Elkan R. Gamzu, Ph.D..........   53     President and Chief Executive Officer; Director
Robert N. McBurney, Ph.D......   48     Senior Vice President, Research;
                                          Chief Scientific Officer
Harry W. Wilcox, III..........   42     Senior Vice President, Finance and Business
                                          Development; Chief Financial Officer;
                                          Treasurer
Ross S. Gibson................   38     Chief Administrative Officer
Nancy S. Amer (1)(2)..........   35     Director
Burkhard Blank, M.D. (2)......   41     Director
Ira A. Jackson (2)............   48     Director
S. Joshua Lewis (1)(2)........   34     Director
Joseph B. Martin, M.D.,          58     Director
  Ph.D........................
Paul C. O'Brien (1)...........   57     Director
Peter Stalker, III............   38     Director

---------------

(1) Member of the Compensation and Benefits Committee of the Board of Directors.

(2) Member of the Audit Committee of the Board of Directors.

     Elkan R. Gamzu, Ph.D., joined the Company as Vice President of Development in October 1989. Dr. Gamzu served as President, Chief Operating Officer, and Director of the Company from June 1990 through December 1993, at which time he became Chief Executive Officer. Prior to joining the Company, Dr. Gamzu held a number of positions at the Parke-Davis Pharmaceutical Research Division of Warner-Lambert Company from 1985 to 1989, most recently as Vice President, Drug Development. Prior thereto, he held various positions at Hoffmann-LaRoche, Inc., from 1971 to 1985. Dr. Gamzu's industry experience includes efforts to develop products to treat severe neurological and psychiatric disorders such as Alzheimer's disease, epilepsy, schizophrenia, and depression. While at Warner-Lambert Company, he focused on the development of tacrine (Cognex(R)), the first drug approved in the United States for use in the treatment of Alzheimer's disease, and gabapentin (Neurontin(R)) for use in the treatment of epilepsy. Dr. Gamzu earned a B.A. degree in Psychology and Sociology from Hebrew University (Jerusalem, Israel), and M.A. and Ph.D. degrees in Psychology from the University of Pennsylvania.

     Robert N. McBurney, Ph.D., joined the Company as Director of Electrophysiology and Cell Biophysics in December 1987, and served as Vice President, Research from June 1990 through December 1993, at which time he became Senior Vice President, Research and Chief Scientific Officer. Prior to joining Cambridge NeuroScience, Dr. McBurney served from 1984 to 1987 as the Assistant Director of the Medical Research Council Neuroendocrinology Unit in Newcastle upon Tyne, England. Dr. McBurney earned B.Sc. and Ph.D. degrees in Physiology from the University of New South Wales, and conducted postdoctoral studies in Neurophysiology at Cambridge University and the National Institutes of Health. Dr. McBurney has had numerous articles published on neurophysiology in various scientific journals.

     Harry W. Wilcox, III joined the Company as Senior Vice President, Finance and Business Development and Chief Financial Officer in December 1995. Prior to joining Cambridge NeuroScience, Mr. Wilcox served as Vice President, Finance and Chief Financial Officer of Cellcor, Inc., a biotechnology company, since 1990. While at Cellcor, Mr. Wilcox was also named Treasurer and Senior Vice President of Business Development. From 1988 to 1990, he was a founder and general partner and Chief Financial Officer of Highland Capital

Partners, L.P., a venture capital firm. From 1983 to 1987, Mr. Wilcox was Controller, Vice President of Finance and Chief Financial Officer at Charles River Ventures, Inc., a venture capital firm. Mr. Wilcox earned an M.B.A. degree from Boston University and a B.A. degree in Finance from the University of Arizona. Mr. Wilcox is a Certified Public Accountant.

     Ross S. Gibson joined the Company as Manager, Human Resources in April 1992, and served as Director of Human Resources from September 1992 to April 1994, and as Senior Director of Corporate Resources from April 1994 to March 1995, at which time he was appointed as Chief Administrative Officer. Prior to joining the Company, Mr. Gibson served from 1989 to 1992 as Manager, Human Resources, at Lifeline Systems, Inc., a personal emergency response systems company, and prior thereto he served for two years as Senior Benefits Specialist at Lotus Development Corp., a computer company. Mr. Gibson earned his M.A. degree in Management from Brandeis University and a B.A. degree in Social-Psychology from Tufts University.


     Nancy S. Amer has been a Director of the Company since September 1994. From December 1994 until December 31, 1996, Ms. Amer was a Managing Director of the Harvard Private Capital Group, Inc., a subsidiary of Harvard Management Company, Inc., which manages the Harvard University endowment. Prior to joining Harvard, Ms. Amer was a senior consultant with the Boston Consulting Group, Inc. She is also a director of Procept, Inc., a biotechnology company, Playtex Products, Inc., a consumer products company, and several privately held companies. Ms. Amer earned a B.A. and an M.B.A. from Harvard University.


     Burkhard Blank, M.D., has been a Director of the Company since July 1995. Dr. Blank joined Boehringer Ingelheim GmbH, an operating division of BI, in 1986 and has served as the head of worldwide international project management for Boehringer Ingelheim GmbH since 1993. From 1988 to 1993, Dr. Blank served as a project leader for worldwide development of various programs at BI.

     Ira A. Jackson has been a Director of the Company since May 1992. Mr. Jackson has served as Senior Vice President of The First National Bank of Boston, a commercial bank, since 1987. Prior thereto, Mr. Jackson was Commissioner of Revenue for the Commonwealth of Massachusetts for a period of five years. Earlier, he was Associate Dean of the John F. Kennedy School of Government at Harvard University. Mr. Jackson received an A.B. from Harvard University and an M.P.A. from the Kennedy School of Government.

     S. Joshua Lewis has been a Director of the Company since April 1996. Mr. Lewis, a Vice President of E.M. Warburg, Pincus & Co., Inc. ("EMW"), a venture capital investment company, has held several positions at EMW since 1989. Mr. Lewis is a director of CN Biosciences, Inc., a life sciences company.

     Joseph B. Martin, M.D., Ph.D., has been a Director of the Company since February 1987. Dr. Martin has been Chancellor of the University of California, San Francisco since July 1993 and prior thereto was Dean and Professor of Neurology of the School of Medicine at the University of California, San Francisco since 1989. From 1978 to 1989, he was Chairman of the Neurology Department at Massachusetts General Hospital and Professor of Neurology at Harvard Medical School.

     Paul C. O'Brien has been a Director of the Company since 1992. Since January 1995, Mr. O'Brien has been President and Chief Executive Officer of The O'Brien Group Inc., a consulting company. From 1993 until December 1994, Mr. O'Brien was Chairman of New England Telephone and Telegraph Company, a wholly-owned subsidiary of NYNEX Corporation. Prior thereto he served as President and Chief Executive Officer of New England Telephone and Telegraph Company. He is a director of BankBoston, The First National Bank of Boston, and Shiva Corp. and First Pacific Networks Co., manufacturers of communications and network products. Mr. O'Brien earned a B.S. in electrical engineering from Manhattan College, an M.B.A. from New York University and holds three honorary doctorates.

     Peter Stalker, III has been a Director of the Company since December 1985. Mr. Stalker, a partner of Warburg, Pincus & Co., a venture capital investment company and the general partner of Warburg, Pincus Capital Partners, L.P. ("WPCP"), and a Managing Director of EMW, has been with EMW since 1984. He is a director of Biosys, Inc., a bioinsecticide company, IA Corporation, a computer software company, and a number of private companies.

     At each meeting of the Company's stockholders at which directors are to be elected, the Company has agreed to nominate, recommend the election by the Company's stockholders and use its best efforts to effect the election to the Board of Directors of the Company (i) two individuals jointly designated by WPCP and WPM, Inc., an affiliate of WPCP, as long as collectively they beneficially own a least 20% of the outstanding Common Stock of the Company, (ii) one individual designated by WPCP and WPM, Inc., as long as collectively they beneficially own at least 5% or more but less than 20% of the outstanding Common Stock of the Company and (iii) one individual designated by Aeneas Venture Corporation ("Aeneas") as long as it beneficially owns 5% or more of the outstanding Common Stock of the Company. Ms. Amer and Messrs. Lewis and Stalker were appointed to the Board of Directors in accordance with this agreement.

     Pursuant to the terms and conditions of the Stock Purchase Agreement executed in connection with the BI collaboration, BI is entitled to designate one nominee for election to the Board of Directors until such time as one of its NMDA ion-channel blockers obtains final marketing approval and BI beneficially owns less than 7% or more of the outstanding Common Stock of the Company. Burkhard Blank, M.D., head of international project management for BI, was appointed to the Board of Directors in accordance with this agreement. In the event that BI owns more than 20% of the outstanding Common Stock of the Company, BI is entitled to designate two nominees to the Board of Directors, provided that the two nominees designated by BI shall not at any time represent more than 20% of the total number of members of the Company's Board of Directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's outstanding Common Stock as of December 31, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors,
(iii) the Chief Executive Officer of the Company, (iv) each of the other three most highly compensated executive officers and (v) all directors and executive officers as a group.

                                                                               PERCENTAGE OF SHARES
                                                                             BENEFICIALLY OWNED(1)(2)
                                                               SHARES        ------------------------
                                                            BENEFICIALLY     PRIOR TO         AFTER
                BENEFICIAL OWNER                              OWNED(1)       OFFERING        OFFERING
                ----------------                            ------------     --------        --------
Warburg, Pincus Capital Partners, L.P.(3).................    3,057,929        20.4%           18.0%
  466 Lexington Avenue
  New York, New York 10017

Boehringer Ingelheim International GmbH...................    2,487,624        16.6%           14.6%
  Postbox 200
  D-55216 Ingelheim, Rhein
  Germany

Aeneas Venture Corporation(4).............................    1,192,033         7.9%            7.0%
  c/o Harvard Management Company, Inc.
  600 Atlantic Avenue
  Boston, Massachusetts 02210

State of Wisconsin Investment Board.......................      970,000         6.5%            5.7%
  P.O. Box 7842
  Madison, Wisconsin 53703

S. Joshua Lewis(5)........................................    3,057,929        20.4%           18.0%

Peter Stalker, III(5).....................................    3,057,929        20.4%           18.0%

Burkhard Blank(6).........................................    2,487,624        16.6%           14.6%

Nancy S. Amer.............................................           --          --              --

Elkan R. Gamzu(7).........................................      385,811         2.5%            2.2%

Robert N. McBurney(8).....................................      212,892         1.4%            1.2%

Joseph B. Martin(9).......................................       47,500           *               *

Paul C. O'Brien(10).......................................       45,000           *               *

Ross S. Gibson(11)........................................       27,319           *               *

Ira A. Jackson(12)........................................       20,000           *               *

Harry W. Wilcox, III(13)..................................        3,751           *               *

All current executive officers and directors as a group
  (11 persons)(14)........................................    6,287,826        40.8%           36.1%

---------------

  * Represents beneficial ownership of less than 1% of the outstanding shares of the Company's Common Stock.

 (1) As of December 31, 1996, there were 15,009,846 shares of the Company's Common Stock outstanding. The number of shares of Common Stock deemed outstanding after this offering includes the 2,000,000 shares of Common Stock which are being offered for sale by the Company in this offering. Except as otherwise indicated, each owner has sole voting and investment power of the shares owned. Ownership of shares held in the Cambridge NeuroScience, Inc. 401(k) Plan is as of December 31, 1996.

 (2) Shares issuable upon the exercise of options described in the following notes are treated as outstanding solely for purposes of calculating the percentage ownership of such person or group.

 (3) The sole general partner of Warburg, Pincus Capital Partners, L.P. ("WPCP") is Warburg, Pincus & Co. ("WP"), a New York general partnership. E.M. Warburg, Pincus & Co. LLC, ("EMW LLC"), a

     New York limited liability company, manages WPCP. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP, as the sole general partner of WPCP, has a 20% interest in the profits of WPCP. Mr. Lewis, a director of the Company, is a Vice President of EMW LLC. Mr. Stalker, a director of the Company, is a Managing Director and member of EMW LLC and a general partner of WP. As such, Messrs. Lewis and Stalker may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by WPCP and WP.

 (4) Aeneas is a wholly owned subsidiary of the President and Fellows of Harvard College, and is an investment affiliate of Harvard Private Capital Group, Inc.

 (5) All of the shares indicated as owned by Messrs. Lewis and Stalker are owned directly by WPCP and are included because of Messrs. Lewis and Stalker's affiliation with WPCP. Messrs. Lewis and Stalker each disclaim beneficial ownership of these shares. See Note (3) above.

 (6) All of the shares indicated as owned by Dr. Blank are owned directly by BI and are included because of Dr. Blank's affiliation with BI. Dr. Blank may be deemed to have, directly or indirectly, shared voting or investment power over these shares and therefore may be deemed to be the beneficial owner of such shares. Dr. Blank disclaims beneficial ownership of these shares.

 (7) Includes 180,415 shares which may be acquired within the 60-day period following December 31, 1996 by Dr. Gamzu pursuant to the exercise of stock options and 6,396 shares held in the Cambridge NeuroScience, Inc. 401(k) Plan. See Note (1) above.

 (8) Includes 130,000 shares which may be acquired within the 60-day period following December 31, 1996 by Dr. McBurney pursuant to the exercise of stock options and 6,392 shares held in the Cambridge NeuroScience, Inc. 401(k) Plan. See Note (1) above.

 (9) Includes 20,000 shares which may be acquired within the 60-day period following December 31, 1996 by Dr. Martin pursuant to the exercise of stock options.

(10) Includes 20,000 shares which may be acquired within the 60-day period following December 31, 1996 by Mr. O'Brien pursuant to the exercise of stock options.

(11) Includes 23,875 shares which may be acquired within the 60-day period following December 31, 1996 by Mr. Gibson pursuant to the exercise of stock options and 2,987 shares held in the Cambridge NeuroScience, Inc. 401(k) Plan. See Note (1) above.

(12) Consists of shares which may be acquired within the 60-day period following December 31, 1996 by Mr. Jackson pursuant to the exercise of stock options.

(13) Includes 822 shares held in the Cambridge NeuroScience, Inc. 401(k) Plan. See Note (1) above.

(14) See Notes (1), (2) and (5) through (13) above.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus, the authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. Currently, there are no outstanding shares of Preferred Stock. The following summary of the respective rights of the Common Stock and the Preferred Stock is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation.

COMMON STOCK

     As of December 31, 1996, there were 15,009,846 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. The Company has paid no cash dividends on any of its capital stock and does not anticipate paying cash dividends in the foreseeable future.

     In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the offering will be, fully paid and nonassessable. No pre-emptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the Common Stock.

PREFERRED STOCK

     The Company's Board of Directors has the authority to issue 10,000,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

REGISTRATION RIGHTS

     Under the terms of a Stockholders' Agreement dated December 29, 1988, as amended, by and among the Company and the investors listed therein, subject to certain conditions, holders of shares of Common Stock, and future transferees of such shares are entitled to certain rights with respect to registration under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Company is required under this agreement to use its best efforts to include such holders' registrable shares in such registration. In addition, subject to certain conditions, the holders of not less than 30% of such registrable securities, with the consent of holders of 66 2/3% of the shares issued upon the conversion of the Series B Preferred Stock at the closing of the Company's initial public offering, may require the Company on not more than two occasions to file a registration statement under the Securities Act with respect to at least 15% of such registrable securities.

     Under the terms of a Stock Purchase Agreement dated as of March 21, 1995, as amended, between the Company and BI, BI has the right to require that the Company effect registration of its securities under the Act, at any time after March 1997. Certain other conditions and restrictions apply to such registrations.

     Under the terms of a Stock Purchase Agreement dated as of November 20, 1996 between the Company and Allergan, at any time after November 1998, Allergan has the right to require that the Company effect registration of its securities under the Act and, in the event that the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Company is required under this agreement to use its best efforts to include Allergan's securities in such registration. Certain other conditions and restrictions apply to such registrations.

DELAWARE TAKEOVER STATUTE

     In February 1988, a law regulating corporate takeovers (the "Takeover Law") took effect in Delaware. In certain circumstances, the Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three (3) years following the date on which such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Takeover Law with an express provision either in its original Certificate of Incorporation or in its Certificate of Incorporation or By-laws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company is a Delaware corporation that is subject to the Takeover Law and has not "opted out" of its provisions.

     The foregoing provisions of Delaware law could have the effect of discouraging others from attempting hostile takeovers of the Company and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Common Stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock of the Company is ChaseMellon Shareholder Services, 450 West 33rd Street, New York, New York.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC and PaineWebber Incorporated (the "Representatives"), have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.


                   UNDERWRITERS                          NUMBER OF SHARES
                   ------------                          ----------------
        Robertson, Stephens & Company LLC...............
        PaineWebber Incorporated........................
                                                             ---------
                  Total.................................     2,000,000
                                                             =========


     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession of not more than $          per share, of which
$          may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the same price per share as the Company will receive for the 2,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above tables represents as a percentage of the 2,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,000,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liability arising from breaches of representations and warranties contained in the Underwriting Agreement.

     The executive officers, directors and certain additional stockholders of the Company have agreed with the Representatives for a period of 90 days from the date of this Prospectus (the "Lock-Up Period") not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any option to purchase any shares of Common Stock, or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, shares of Common Stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC which may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements. In addition, the Company has agreed that, during the Lock-Up Period, the Company will not, without the prior written consent of Robertson, Stephens & Company LLC, issue, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding options and the Company's grant of options under existing stock option plans.

     The offering price for the Common Stock has been determined by negotiations among the Company and the Representatives of the Underwriters, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     The rules of the Commission generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Company's Common Stock during the period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group, if any, to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making in the Company's Common Stock during such period.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts. William T. Whelan, a partner of Palmer & Dodge LLP, is an Assistant Secretary of the Company. Certain matters relating to the offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS


     The consolidated financial statements of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing and incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document filed, or incorporated by reference, as an exhibit to the Registration Statement are qualified in all respects by such reference.

                          CAMBRIDGE NEUROSCIENCE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    PAGE
                                                                                    -----
    Report of Independent Auditors................................................  F-2
    Consolidated Balance Sheets...................................................  F-3
    Consolidated Statements of Operations.........................................  F-4
    Consolidated Statements of Cash Flows.........................................  F-5
    Consolidated Statement of Changes in Stockholders' Equity.....................  F-6
    Notes to Consolidated Financial Statements....................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
CAMBRIDGE NEUROSCIENCE, INC.

     We have audited the accompanying consolidated balance sheets of Cambridge NeuroScience, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cambridge NeuroScience, Inc. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                            /s/ ERNST & YOUNG LLP

                                            ------------------------------------
                                            ERNST & YOUNG LLP

Boston, Massachusetts
January 13, 1997

                          CAMBRIDGE NEUROSCIENCE, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
                                                      ASSETS
Current Assets
     Cash and cash equivalents.........................................  $ 21,937     $ 26,664
     Prepaid expenses and other current assets.........................       507        1,271
                                                                         --------     --------
Total Current Assets...................................................    22,444       27,935
Equipment, Furniture and Fixtures, net.................................     1,877        1,285
                                                                         --------     --------
                                                                         $ 24,321     $ 29,220
                                                                         ========     ========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
     Accounts Payable and accrued expenses.............................  $  3,798     $  3,789
     Research and development advances.................................       995        5,784
                                                                         --------     --------
Total Current Liabilities..............................................     4,793        9,573
Stockholders' Equity
     Preferred stock, par value $.01, 10,000 shares authorized; none
      issued...........................................................        --           --
     Common stock, par value $.001, 30,000 shares authorized; 13,539 shares issued and outstanding at December 31, 1995; 15,010 at
      December 31, 1996................................................        14           15
     Additional paid-in capital........................................    96,169      109,276
     Accumulated deficit...............................................   (76,655)     (89,644)
                                                                         --------     --------
Total Stockholders' Equity.............................................    19,528       19,647
                                                                         --------     --------
                                                                         $ 24,321     $ 29,220
                                                                         ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                          CAMBRIDGE NEUROSCIENCE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1994         1995          1996
                                                            --------      -------      --------
Revenues
     Research and development, net........................  $     --      $ 8,155      $  2,396
     Government grants....................................       299           63            --
                                                            --------      -------      --------
                                                                 299        8,218         2,396
Operating expenses
     Research and development.............................    12,722       13,850        13,978
     General and administrative...........................     2,863        2,158         2,585
                                                            --------      -------      --------
                                                              15,585       16,008        16,563
                                                            --------      -------      --------
Loss from operations......................................   (15,286)      (7,790)      (14,167)
Interest income...........................................       401          736         1,178
                                                            --------      -------      --------
Net loss..................................................  $(14,885)     $(7,054)     $(12,989)
                                                            ========      =======      ========
Net loss per common share.................................  $  (1.46)     $ (0.59)     $  (0.93)
                                                            ========      =======      ========
Number of shares outstanding for purposes of computing net
  loss per share..........................................    10,230       11,927        13,980
                                                            ========      =======      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                          CAMBRIDGE NEUROSCIENCE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1994       1995        1996
                                                                --------    -------    --------
Operating Activities
     Net loss.................................................  $(14,885)   $(7,054)   $(12,989)
     Expenses not requiring cash:
          Depreciation and amortization.......................     1,081      1,134       1,059
          Common stock issued pursuant to an employee benefit
            plan..............................................       169        141         194
                                                                --------    -------    --------
                                                                 (13,635)    (5,779)    (11,736)
     Changes in current assets and liabilities:
          Prepaid expenses and other current assets...........        48       (133)       (764)
          Accounts payable and accrued expenses...............      (365)       648          (9)
          Research and development advances...................        --        995       4,789
                                                                --------    -------    --------
                                                                    (317)     1,510       4,016
                                                                --------    -------    --------
               Cash used for operating activities.............   (13,952)    (4,269)     (7,720)
Investing Activities
     Purchase of equipment, furniture and fixtures, net of
       disposals..............................................      (939)      (323)       (467)
                                                                --------    -------    --------
               Cash used for investing activities.............      (939)      (323)       (467)
Financing Activities
     Sales of common stock, net of offering costs of $957 in
       1994 and $905 in 1995..................................    13,253     10,927         214
     Issuance of common stock pursuant to stock purchase
       agreements, net of costs of $667 in 1995 and $300 in
       1996...................................................        --      9,333      12,700
                                                                --------    -------    --------
               Cash provided by financing activities..........    13,253     20,260      12,914
                                                                --------    -------    --------
Net Increase (Decrease) in Cash and Cash Equivalents..........    (1,638)    15,668       4,727

Cash and Cash Equivalents at Beginning of Year................     7,907      6,269      21,937
                                                                --------    -------    --------
Cash and Cash Equivalents at End of Year......................  $  6,269    $21,937    $ 26,664
                                                                ========    =======    ========


   The accompanying notes are an integral part of the consolidated financial statements.

                          CAMBRIDGE NEUROSCIENCE, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                              COMMON STOCK     ADDITIONAL                   TOTAL
                                            ----------------    PAID-IN     ACCUMULATED  STOCKHOLDERS'
                                            SHARES    AMOUNT    CAPITAL       DEFICIT       EQUITY
                                            ------    ------   ----------   -----------  -------------
Balance at December 31, 1993..............   8,643     $ 9      $ 62,351     $(54,716)      $  7,644
     Sale of common stock, pursuant to a
       private placement, net of offering
       costs of $957......................   2,100       2        13,216                      13,218
     Common stock, issued pursuant to
       employee benefit plans.............      38                   196                         196
     Repurchase of common stock...........      (8)
     Exercise of options..................       1                     8                           8
     Net loss.............................                                    (14,885)       (14,885)
                                            ------     ---      --------     --------       --------
Balance at December 31, 1994..............  10,774      11        75,771      (69,601)         6,181
     Sale of common stock, net of offering
       costs of $730......................   1,200       1         8,869                       8,870
     Sale of common stock, net of offering
       costs of $175......................     188                 1,325                       1,325
     Common stock issued pursuant to a
       stock purchase agreement, net of
       costs of $667......................   1,250       1         9,332                       9,333
     Common stock, issued pursuant to
       employee benefit plans.............      34       1           186                         187
     Exercise of options..................      93                   686                         686
     Net loss.............................                                     (7,054)        (7,054)
                                            ------     ---      --------     --------       --------
Balance at December 31, 1995..............  13,539      14        96,169      (76,655)        19,528
     Common stock issued pursuant to stock
       purchase agreements, net of costs
       of $300............................   1,413       1        12,699                      12,700
     Common stock, issued pursuant to
       employee benefit plans.............      28                   243                         243
     Exercise of options..................      30                   165                         165
     Net loss.............................                                    (12,989)       (12,989)
                                            ------     ---      --------     --------       --------
Balance at December 31, 1996..............  15,010     $15      $109,276     $(89,644)      $ 19,647
                                            ======     ===      ========     ========       ========

   The accompanying notes are an integral part of the consolidated financial statements.

                          CAMBRIDGE NEUROSCIENCE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Business. Cambridge NeuroScience, Inc. (the "Company") is engaged in the discovery, development and commercialization of proprietary pharmaceuticals to prevent, reduce, or reverse damage caused by severe disorders of, or injuries to, the nervous system. The Company's product candidates and programs include
(i) ion-channel blockers for the treatment and prevention of brain damage resulting from traumatic brain injury ("TBI"), stroke and surgery, as well as for the treatment of certain forms of neuropathic pain, and (ii) growth factors for the treatment of multiple sclerosis and peripheral neuropathies. CERESTAT, the Company's most advanced product candidate, is a small molecule ion-channel blocker currently in Phase III clinical trials for the treatment of both TBI and stroke. To date, the Company has funded its operations through proceeds from public and private offerings of its equity securities and from payments received pursuant to research and development collaborations.


     Principles of Consolidation. The consolidated financial statements include the accounts of Cambridge NeuroScience, Inc. and its wholly-owned and majority-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. See Note F.

     Use of Estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Impact of Recently Issued Accounting Standards. In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement No. 121 in the first quarter of 1996. The adoption of this Statement had no impact on the financial position or results of operations of the Company as no indicators of impairment currently exist.

     Cash and Cash Equivalents. The Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents. The Company's policy regarding investments, pending their use, is to ensure safety, liquidity, and capital preservation while obtaining a reasonable rate of return. Accordingly, at December 31, 1995 and 1996, $21.6 million and $26.2 million, respectively, were invested in a U.S. Government portfolio investment fund that consists principally of U.S. Government and agency obligations and repurchase agreements. Given the short-term nature of these investments and their availability for use in the Company's current operations, these amounts are classified as "available-for-sale." Management determines the appropriate classification of its securities at the time of purchase and reevaluates such classification at each balance sheet date. Available-for-sale securities are carried at fair market value and unrealized gains or losses are reported as a separate component of Stockholders' Equity. At December 31, 1995 and 1996, the cost of these investments approximated fair market value.

     Equipment, Furniture and Fixtures. Equipment, furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives:

          Equipment, furniture and fixtures......................  3-5 years
          Leasehold improvements.................................  Term of the lease

     Stock Based Compensation. The Company accounts for its stock based compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees." See Note E.

     Revenue Recognition. Research and development revenue is recognized as earned and represents reimbursement of the Company's expenditures pursuant to the terms of two collaboration agreements (see Note F). Revenue from government grants is recorded, as earned, based on the performance requirements of

                          CAMBRIDGE NEUROSCIENCE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the grant. Expenses relating to these collaboration agreements and to the performance requirements of government grants are recorded as research and development expenses. Payments received in advance of research and development performed are designated as research and development advances.

     Income Taxes. The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities as well as net operating loss carryforwards and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

     Significant Customers. Revenue in 1995 and 1996 consisted primarily of revenue arising from collaborative agreements (see Note F). Grants from the U.S. Government accounted for 100% of total revenues in 1994.

     Net loss per share. Net loss per share is computed using the weighted-average number of common shares outstanding during the period. Common equivalent shares from stock options are excluded as their effect is antidilutive.

NOTE B -- EQUIPMENT, FURNITURE AND FIXTURES

     Equipment, furniture and fixtures consist of the following (in thousands):

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1995       1996
                                                                         ------     ------
    Equipment..........................................................  $4,073     $4,397
    Furniture and fixtures.............................................     435        443
    Leasehold improvements.............................................   2,134      2,264
                                                                         ------     ------
                                                                          6,642      7,104
    Less accumulated depreciation and amortization.....................   4,765      5,819
                                                                         ------     ------
    Equipment, furniture and fixtures, net.............................  $1,877     $1,285
                                                                         ======     ======

NOTE C -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following (in thousands):

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1995       1996
                                                                         ------     ------
    Accounts payable...................................................  $  974     $  795
    Accrued research and development expenses..........................   1,381      1,394
    Accrued other......................................................   1,443      1,600
                                                                         ------     ------
                                                                         $3,798     $3,789
                                                                         ======     ======

NOTE D -- INCOME TAXES

     At December 31, 1996, the Company has a potential tax benefit of approximately $37.3 million, resulting primarily from approximately $88.0 million in net operating loss carryforwards and $3.8 million of tax credits which expire through 2011. Since the Company has incurred only losses since inception and due to the degree of uncertainty related to the ultimate use of the loss carryforwards, the Company has fully reserved this tax benefit. Additionally, the future utilization of net operating loss carryforwards may be subject to limitations under the change in stock ownership rules of the Internal Revenue Code of 1986, as amended.

                          CAMBRIDGE NEUROSCIENCE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
    Deferred tax assets
         Net operating loss carryforwards..........................  $ 25,500     $ 33,450
         Tax credits...............................................     1,500        3,800
                                                                     --------     --------
    Total deferred tax assets......................................    27,000       37,250
         Valuation allowance.......................................   (27,000)     (37,250)
                                                                     --------     --------
    Net deferred tax assets........................................  $     --     $     --
                                                                     ========     ========

NOTE E -- STOCKHOLDERS' EQUITY

     Preferred Stock. The Board of Directors is authorized to fix designations, relative rights, preferences and limitations on the preferred stock at the time of issuance.

     Equity Incentive Plans. The Company has a 1991 Equity Incentive Plan (the "Plan") which provides for the granting of options to purchase 2,100,000 shares of the Company's Common Stock. The Plan provides for the issuance or award of incentive stock options at no less than the fair market value at the date of the grant, non-qualified stock options, stock appreciation rights, performance shares, restricted Common Stock, and stock units at prices to be determined by the Board of Directors. All employees and, in the case of awards other than incentive stock options, consultants to the Company are eligible for awards under the Plan.

     In addition, the Company has a 1992 Director Stock Option Plan (the "1992 Plan") pursuant to which non-qualified stock options to purchase 20,000 shares of the Company's Common Stock are automatically granted to outside directors at fair market value upon their initial election to the Board of Directors. The 1992 Plan has reserved an aggregate of 100,000 shares for this purpose. In 1996, the Company granted options to purchase a total of 18,000 shares to three outside directors, subject to the approval by the shareholders at the next annual meeting of an amendment to the 1992 Plan. At December 31, 1996, options to purchase 58,000 shares have been granted under the plan, of which 40,000 are exercisable.

     The term of all stock options granted may not exceed ten years, and vesting generally is over a four-year period.

     The following table presents the combined activity of the two option plans for the years ended December 31, 1994, 1995 and 1996:

                                         1994                     1995                     1996
                                 ---------------------    ---------------------    ---------------------
                                              WEIGHTED                 WEIGHTED                 WEIGHTED
                                              AVERAGE                  AVERAGE                  AVERAGE
                                              EXERCISE                 EXERCISE                 EXERCISE
                                  SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
                                 ---------    --------    ---------    --------    ---------    --------
Outstanding at beginning of
  year..........................   973,030     $ 7.73     1,330,080     $ 6.98     1,258,973     $ 6.61
     Granted....................   433,750       5.27       374,125       6.30       272,650       8.20
     Exercised..................    (1,250)      7.50       (93,368)     10.84       (29,988)      5.50
     Canceled...................   (75,450)      6.85      (351,864)      7.48        (7,682)      6.67
                                 ---------      -----     ---------     ------     ---------      -----
Outstanding at end of year...... 1,330,080..     6.98     1,258,973       6.61     1,493,953       6.92
                                 =========      =====     =========     ======     =========      =====
Options exercisable at year
  end...........................   556,608       7.93       574,772       7.18       822,347       6.91
                                 =========      =====     =========     ======     =========      =====
Weighted average fair value per
  share of options granted
  during
  the year.........................................................       3.70                     4.64
                                                                        ======                    =====

                          CAMBRIDGE NEUROSCIENCE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1996:

                                             OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                           --------------------------------------------------------    ------------------------------
                                                 WEIGHTED               WEIGHTED                          WEIGHTED
RANGE OF                     NUMBER          AVERAGE REMAINING          AVERAGE           NUMBER          AVERAGE
EXERCISE PRICES            OUTSTANDING    CONTRACTUAL LIFE (YRS)     EXERCISE PRICE    EXERCISABLE     EXERCISE PRICE
---------------            -----------    -----------------------    --------------    ------------    --------------
$4.00  -  6.00...........     428,108                7                   $ 4.98           300,421          $ 5.18
 6.063 -  9.00...........     916,348                8                     7.26           393,396            7.10
 9.125 - 12.75...........     149,497                6                    10.43           128,530           10.38
                            ---------                                                     -------
                            1,493,953                                                     822,347
                            =========                                                     =======

     Employee Stock Purchase Plan. The 1993 Employee Stock Purchase Plan (the "ESPP") provides for the grant of rights to eligible employees to purchase up to 250,000 shares of the Company's Common Stock at the lesser of 85% of the fair market value at the beginning or the end of the established offering period. No shares were issued under the ESPP in 1993. During 1994, 6,351 shares were issued at $4.25 per share. During 1995, 12,620 shares were issued at $3.61 per share. During 1996, 4,068 shares were issued at $4.99 per share and 4,118 were issued at $7.01 per share. At December 31, 1996, subscriptions were outstanding for 6,170 shares at $6.59 per share.

     FAS 123 Disclosures. The Company has adopted the disclosure provisions only of Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation ("FAS 123") and will continue to account for its stock option plans in accordance with the provisions of APB 25 Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for the Stock option plans or the ESPP.

     Pursuant to the requirements of FAS 123, the following are the pro forma net loss and net loss per share for 1995 and 1996, as if the compensation cost for the option plans and the ESPP had been determined based on the fair value at the grant date for grants in 1995 and 1996, consistent with the provisions of FAS 123:

                                                     1995                         1996
                                           ------------------------     ------------------------
                                           AS REPORTED    PRO FORMA     AS REPORTED    PRO FORMA
                                           -----------    ---------     -----------    ---------
    Net loss (in thousands)..............    $(7,054)      $(7,346)      $ (12,989)    $(13,784)
    Net loss per share...................    $ (0.59)      $ (0.62)      $   (0.93)    $  (0.99)

     The fair value of options and shares issued pursuant to the ESPP at the date of grant were estimated using the Black-Scholes model with the following weighted average assumptions:

                                                      OPTION                       ESPP
                                                 -------------------         -------------------
                                                  1995          1996          1995          1996
                                                 -----         -----         -----         -----
    Expected life (years)..................       4.7           4.5            .5            .5
    Interest rate..........................       6.4           6.6%          5.9%          5.3%
    Volatility.............................      68.0%         65.0%         68.0%         65.0%

The Company has never declared nor paid dividends on any of its capital stock and does not expect to in the foreseeable future.

     The effects on 1995 and 1996 pro forma net loss and net loss per share of expensing the estimated fair value of stock options and shares issued pursuant to the ESPP are not necessarily representative of the effects on reporting the results of operations for future years as the periods presented include only one and two years of option grants under the Company's plans.

     Benefit Plans. The Company has an employee savings plan that qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended, in which all eligible employees may participate. For the plan

                          CAMBRIDGE NEUROSCIENCE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

years ended December 31, 1994, 1995 and 1996, the Company matched 100% of all qualified employee contributions with Company Common Stock. Of the 200,000 shares authorized for issuance pursuant to this plan, 104,784 were issued and outstanding at December 31, 1996.

     The aggregate number of shares of Common Stock reserved and available for issuance under all stock plans was 893,174 at December 31, 1996.

NOTE F -- COLLABORATIVE AGREEMENTS


     Boehringer Ingelheim International GmbH. In March 1995, the Company entered into a license and stock purchase agreement with Boehringer Ingelheim International GmbH ("BI") to collaborate on the development and commercialization of the Company's lead product, CERESTAT. On the signing of these agreements, the Company received proceeds of $15.0 million, before related costs of $1.0 million, consisting of $10.0 million for the purchase of 1,250,000 shares of the Company's Common Stock and $5.0 million for the reimbursement of previously incurred CERESTAT-related costs. Pursuant to the terms of these agreements and in connection with the commencement of the pivotal stroke trial by BI, the Company received a milestone payment in September 1996 of $10.0 million, before related costs of $300,000, in exchange for 1,237,624 shares of Common Stock. The terms of the agreements generally provide that BI will fund at least 75% of the development costs for the product in the United States and Europe, and 100% of the development costs in Japan. In addition, the Company may receive up to an additional $18.0 million in cash upon the achievement of certain milestones and will receive royalties on product sales. However, there can be no assurance as to when or if these milestones will be achieved. The Company has retained the right to co-promote CERESTAT in the United States and has granted BI exclusive marketing rights in other countries in exchange for royalties on product sales. BI has an option to acquire the worldwide manufacturing rights in exchange for increased royalty payments. BI has certain termination rights including the right at its sole discretion to terminate its agreement with the Company upon 90 days' written notice.


     Allergan. In November 1996, the Company entered into a collaboration agreement with Allergan Inc. ("Allergan") to develop certain NMDA ion-channel blockers, sodium ion-channel blockers and combination ion-channel blockers for the treatment of ophthalmic disorders, including glaucoma. Upon signing the agreement, Allergan purchased 175,103 shares of the Company's Common Stock for $3.0 million. Allergan will provide an additional $3.0 million in research funding over the next three years and has established a $2.0 million line of credit for the Company. Under the terms of the credit agreement, a loan made to the Company may be convertible into Common Stock of the Company. Allergan will be responsible for the development of potential products and will bear all of the development costs. Allergan will manufacture and market products developed under the collaboration worldwide. The Company may receive up to an additional $18.5 million in cash upon the achievement of certain milestones and will receive a royalty on product sales. There can be no assurance as to when or if these milestones will be achieved. Allergan has certain termination rights, including the right, which is shared by the Company, to terminate the agreement upon 90 days prior written notice of an uncured material breach by the other party. As of December 31, 1996, Allergan had provided $364,000 to the Company, pursuant to the funding agreement, of which $114,000 was recognized as revenue in 1996.

     Cambridge NeuroScience Partners, Inc. In December 1996, the Company entered into a collaboration agreement with The J. David Gladstone Institutes ("Gladstone") and The Regents of the University of California (the "University") for the development of treatments for Alzheimer's disease and other neurological diseases, disorders or injuries. In connection with the collaboration, the Company formed a subsidiary, Cambridge NeuroScience Partners, Inc. ("CNPI"). Cambridge NeuroScience made a $1.25 million equity investment in CNPI upon the consummation of the collaboration and, as a result, owns 80% of the outstanding common stock of CNPI, with Gladstone and the University owning 15% and 5%, respectively, of the remaining outstanding shares of CNPI common stock.

                          CAMBRIDGE NEUROSCIENCE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Pursuant to the terms of the collaboration, Gladstone will conduct a research program over a three-year period, for which CNPI will provide at least $1.25 million in funding per year. In the event that CNPI is unable to raise the required funds to make its research funding payments, Cambridge NeuroScience will loan CNPI, interest-free, all amounts necessary to enable CNPI to make such payments. Such debt will be convertible into securities of CNPI under certain circumstances in accordance with the stockholders' rights agreement. The Company has guaranteed CNPI's obligations with respect to the collaboration, including CNPI's financial obligations. CNPI has a three-year option to acquire an exclusive royalty-bearing license to intellectual property developed in the field of research under the collaboration. Included in research and development expense in 1996 was $51,000 expense relating to this agreement. The agreement is generally subject to termination upon 60 days prior written notice of an uncured material breach.

     Research and development revenue. Research and development revenue pursuant to the BI collaboration represents the excess of the Company's expenditures over its obligations for the year (generally 25% of total spent by both parties). Under the terms of the agreements, an accounting of annual total costs incurred by both parties will occur 120 days after year end. Any costs incurred in excess of one party's contractual obligation will be reimbursed by the other party. The calculation of revenue for the years ended December 31, 1995 and 1996 was based in part upon an estimate of costs incurred by BI during the contract period. Research and development revenue in 1996 includes $2.3 million earned pursuant to the BI collaboration. Revenue in 1995 included the reimbursement by BI of the $5.0 million of costs incurred prior to signing the agreements, net of related costs of $333,000 (see discussion above), as well as $3.5 million representing the excess of the Company's expenditures over its obligation for 1995. During 1995 and 1996, BI remitted to the Company a predetermined amount, on a quarterly basis, in the form of advances against the estimated reimbursable costs for that contract period. At December 31, 1995 and 1996, the difference of $995,000 and $5.8 million, respectively, between cash advances received and revenue recognized is recorded as research and development advances.

NOTE G -- COMMITMENTS

     The Company leases its office and research facilities under the terms of a five-year agreement, which expires June 1997. The agreement contains an option to extend the lease for an additional five-year period. In March 1996, the Company signed an addendum to the lease agreement, extending the lease for one year, to expire in June 1998. Under the terms of this lease, the Company pays the property taxes, insurance, maintenance, and expenses related to the leased property. Minimum future obligations under the terms of the facilities lease are (in thousands):

          1997..............................................................   $784
          1998..............................................................    392

Total rent expense relating to this lease was approximately $1.1 million in each of the years ended December 31, 1994, 1995, and 1996.

     In connection with the Company's guarantee of the obligations of its majority-owned subsidiary, CNPI, and an employment agreement with an executive officer, the Company has total non-cancelable commitments of approximately $3.5 million at December 31, 1996 (see Note F).

                         [Cambridge Neuroscience Logo]

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following expenses incurred in connection with the sale of the securities being registered will be borne by the Registrant. Other than the SEC and NASD registration fees, the amounts stated are estimates.

        SEC registration fee..............................................  $  9,148
        NASD fee..........................................................     3,519
        Nasdaq listing fee................................................    17,500
        Blue Sky fees and expenses........................................     5,000
        Printing and engraving expenses...................................   100,000
        Accounting fees and expenses......................................    60,000
        Legal fees and expenses...........................................   150,000
        Transfer Agent and Registrar fees.................................     3,500
        Miscellaneous expenses............................................    51,333
                                                                             -------
                  Total...................................................  $400,000
                                                                             =======

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law permits the Registrant to indemnify directors, officers, employees and agents of the Registrant against actual and reasonable expenses (including attorneys' fees) incurred by them in connection with any action, suit or proceeding brought against them by reason of their status or service as a director, officer, employee or agent by or on behalf of the Registrant, and against expenses (including attorneys' fees), judgments, fines and settlements actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if (i) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant and (ii) in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Except as ordered by a court, no indemnification shall be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to the Registrant.

     Article EIGHTH of the Registrant's Restated Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as that section may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power under that Section to indemnify against any expenses, liabilities or other matters referred to or covered by that Section. The indemnification provided for in Article EIGHTH is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, and continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     Pursuant to the Delaware General Corporation Law, Article NINTH of the Registrant's Restated Certificate of Incorporation eliminates the directors' personal liability for monetary damages to the Registrant and its stockholders for breaches of fiduciary duty, except in circumstances involving a breach of the directors duty of loyalty to the Registrant to its stockholders, bad faith, intentional misconduct, knowing violations of law, the unlawful payment of dividends or repurchase of stock or transaction from which the director derived an improper personal benefit.

     Article VII, Section 7 of the Registrant's Amended and Restated By-laws also provides that the Registrant shall indemnify its officers, directors, employees and agents to the extent permitted by the Delaware General Corporation Law. The Registrant has entered into indemnification agreements with certain of the directors and executive officers of the Registrant. In addition, the Registrant carries a Director and Officers' liability insurance policy.

ITEM 16. EXHIBITS


         1.1*  Form of Underwriting Agreement.
         4.1   Restated Certificate of Incorporation of Cambridge NeuroScience, Inc. Filed as
               Exhibit 4.1 to Registration Statement on Form S-8 (File No. 33-42933) and
               incorporated herein by reference.
         4.2   Amended and Restated By-laws of Cambridge NeuroScience, Inc. Filed as Exhibit
               4.2 to Registration Statement on Form S-8 (File No. 33-42933) and incorporated herein by reference.
         5.1*  Opinion of Palmer & Dodge LLP as to the legality of the securities registered hereunder.
        23.1   Consent of Ernst & Young LLP, independent auditors. Filed herewith.
        23.2*  Consent of Palmer & Dodge LLP.
        24.1*  Power of Attorney.
        27.1*  Financial Data Schedule.


---------------

* Previously filed.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on January 29, 1997.


                                          CAMBRIDGE NEUROSCIENCE, INC.

                                          By: /s/ Elkan R. Gamzu
                                              -------------------------------
                                              Elkan R. Gamzu, Ph.D.
                                              President and Chief Executive
                                                Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment thereto has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                              CAPACITY                               DATE
---------                              --------                               ----

/s/ Elkan R. Gamzu                     President, Chief Executive Officer     January 29, 1997
-------------------------------------  and Director (Principal Executive
Elkan R. Gamzu, Ph.D.                  Officer)

Harry W. Wilcox, III*                  Senior Vice President, Finance and     January 29, 1997
-------------------------------------  Business Development and Chief
Harry W. Wilcox, III                   Financial Officer (Principal
                                       Financial and Accounting Officer)

Nancy S. Amer*                         Director                               January 29, 1997
-------------------------------------
Nancy S. Amer

Burkhard Blank, M.D.*                  Director                               January 29, 1997
-------------------------------------
Burkhard Blank, M.D.

Ira A. Jackson*                        Director                               January 29, 1997
-------------------------------------
Ira A. Jackson

S. Joshua Lewis*                       Director                               January 29, 1997
-------------------------------------
S. Joshua Lewis

Joseph B. Martin*                      Director                               January 29, 1997
-------------------------------------
Joseph B. Martin, M.D., Ph.D.

Paul C. O'Brien*                       Director                               January 29, 1997
-------------------------------------
Paul C. O'Brien

Peter Stalker, III*                    Director                               January 29, 1997
-------------------------------------
Peter Stalker, III


*By:    /s/  ELKAN R. GAMZU
     ------------------------------
             Elkan R. Gamzu
            Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                                  DESCRIPTION
------------   -----------------------------------------------------------------------
     1.1*      Form of Underwriting Agreement.........................................
     4.1       Restated Certificate of Incorporation of Cambridge NeuroScience, Inc.
               Filed as Exhibit 4.1 to Registration Statement on Form S-8 (File No.
               33-42933) and incorporated herein by reference.........................
     4.2       Amended and Restated By-laws of Cambridge NeuroScience, Inc. Filed as
               Exhibit 4.2 to Registration Statement on Form S-8 (File No. 33-42933)
               and incorporated herein by reference...................................
     5.1*      Opinion of Palmer & Dodge LLP as to the legality of the securities registered hereunder...................................................
    23.1       Consent of Ernst & Young LLP, independent auditors. Filed herewith.....
    23.2*      Consent of Palmer & Dodge LLP..........................................
    24.1*      Power of Attorney......................................................
    27.1*      Financial Data Schedule................................................


---------------

* Previously filed.